Exhibit 99.1

SCORPIO TANKERS INC. (NYSE: STNG)

As used herein, “we,” “us,” “our” and “the Company” all refer to Scorpio Tankers Inc. and its subsidiaries. This management’s discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Nine months ended September 30, 2013 and September 30, 2012

General

We are a provider of marine transportation of petroleum products worldwide. We currently own and operate 19 tankers (one LR2, four LR1, one Handymax, 12 MR, and one post-Panamax) that have a weighted average age of 4.0 years as of the date of this report and time charter-in and operate 29 tankers (eight LR2, four LR1, eight MR and nine Handymax tankers) along with 54 newbuilding product tankers under construction. In addition, we have 11 newbuilding Very Large Gas Carriers, or VLGCs, under construction, for which we have entered into an agreement to exchange, together with a cash contribution of $1.9 million, for up to 30% of the shares outstanding of Dorian LPG Ltd, or Dorian. This transaction is expected to close by the end of 2013.

Since June 2011, we have entered into contracts with Hyundai Mipo Dockyard Co. Ltd. of South Korea, or HMD, SPP Shipbuilding Co., Ltd. of South Korea, or SPP, Hyundai Samho Heavy Industries Co., Ltd., or HSHI, and Daewoo Shipbuilding and Marine Engineering Co., Ltd., or DSME, for the construction of 66 product tankers for an aggregate purchase price of $2,430.0 million and 11 VLGCs with HSHI and DSME for $830.7 million. The first 12 of these newbuilding vessels have been delivered to date, 44 newbuilding product tankers are scheduled for delivery in 2014 and the remaining ten in the first and second quarters of 2015.

The following table presents summary information concerning our Operating Fleet as of the date of this report:

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type
	Owned vessels
1	STI Highlander	2007	37,145	1A	SHTP(1)	Handymax
2	STI Amber	2012	52,000	—	SMRP(4)	MR
3	STI Topaz	2012	52,000	—	SMRP(4)	MR
4	STI Ruby	2012	52,000	—	SMRP(4)	MR
5	STI Garnet	2012	52,000	—	SMRP(4)	MR
6	STI Onyx	2012	52,000	—	SMRP(4)	MR
7	STI Sapphire	2013	52,000	—	SMRP(4)	MR
8	STI Emerald	2013	52,000	—	SMRP(4)	MR
9	STI Beryl	2013	52,000	—	SMRP(4)	MR
10	STI Le Rocher	2013	52,000	—	SMRP(4)	MR
11	STI Larvotto	2013	52,000	—	SMRP(4)	MR
12	STI Fontvieille	2013	52,000	—	SMRP(4)	MR
13	STI Ville	2013	52,000	—	Spot	MR
14	Noemi	2004	72,515	—	SPTP(2)	LR1
15	Senatore	2004	72,514	—	SPTP(2)	LR1
16	STI Harmony	2007	73,919	1A	SPTP(2)	LR1
17	STI Heritage	2008	73,919	1A	SPTP(2)	LR1
18	Venice	2001	81,408	1C	SPTP(2)	Post-Panamax
19	STI Spirit	2008	113,100	—	SLR2P(3)	LR2

	Total owned DWT		1,148,520

	Vessel Name	Year Built	DWT	Ice class	Employment	Vessel type	Daily Base Rate	Expiry(5)
	Time Chartered-In vessels
20	Freja Polaris	2004	37,217	1B	SHTP(1)	Handymax	$12,700	14-Apr-14(6)
21	Kraslava	2007	37,258	1B	SHTP(1)	Handymax	$12,800	18-May-14(7)
22	Krisjanis Valdemars	2007	37,266	1B	SHTP(1)	Handymax	$12,800	14-Apr-14(8)
23	Jinan	2003	37,285	—	SHTP(1)	Handymax	$12,600	28-Apr-15
24	Iver Progress	2007	37,412	—	SHTP(1)	Handymax	$12,500	03-Mar-15(9)
25	Iver Prosperity	2007	37,455	—	SHTP(1)	Handymax	$12,500	20-Oct-14(10)
26	Histria Azure	2007	40,394	—	SHTP(1)	Handymax	$12,600	04-Apr-14(11)
27	Histria Coral	2006	40,426	—	SHTP(1)	Handymax	$12,800	17-Jul-14(12)
28	Histria Perla	2005	40,471	—	SHTP(1)	Handymax	$12,800	15-Jul-14(12)
29	STX Ace 6	2007	46,161	—	SMRP(4)	MR	$14,150	17-May-14(13)
30	Targale	2007	49,999	—	SMRP(4)	MR	$14,500	17-May-14(14)
31	Ugale	2007	49,999	1B	SMRP(4)	MR	$14,000	15-Jan-14(15)
32	Gan-Triumph	2010	49,999	—	SMRP(4)	MR	$14,150	20-May-14
33	Nave Orion	2013	49,999	—	SMRP(4)	MR	$14,300	25-Mar-15(16)
34	Freja Lupus	2012	50,385	—	SMRP(4)	MR	$14,760	26-Apr-14(17)
35	Gan-Trust	2013	51,561	—	SMRP(4)	MR	$16,250	06-Jan-16(18)
36	Usma	2007	52,684	1B	SMRP(4)	MR	$13,500	03-Jan-15(19)
37	SN Federica	2003	72,344	—	SPTP(2)	LR1	$11,250	15-May-15(20)
38	King Douglas	2008	73,666	—	Spot	LR1	$14,000	08-Aug-14(21)
39	Hellespont Promise	2007	73,669	—	SPTP(2)	LR1	$12,500	16-Dec-13(22)
40	FPMC P Eagle	2009	73,800	—	SPTP(2)	LR1	$14,525	09-Sep-15
41	FPMC P Hero	2011	99,995	—	SLR2P(3)	LR2	$15,000	02-May-14(23)
42	FPMC P Ideal	2012	99,993	—	SLR2P(3)	LR2	$15,000	09-Jan-14(24)
43	Densa Alligator	2013	105,708	—	SLR2P(3)	LR2	$16,500	17-Sep-14(25)
44	Khawr Aladid	2006	106,003	—	SLR2P(3)	LR2	$15,400	11-Jul-15
45	Fair Seas	2008	115,406	—	SLR2P(3)	LR2	$16,250	31-Jan-14(26)
46	Pink Stars	2010	115,592	—	SLR2P(3)	LR2	$16,125	10-Apr-14
47	Four Sky	2010	115,708	—	SLR2P(3)	LR2	$16,250	02-Sep-14
48	Orange Stars	2011	115,756	—	SLR2P(3)	LR2	$16,125	06-Apr-14

	Total time chartered-in DWT		1,913,611

Newbuildings currently under construction

	Vessel Name	Yard	DWT	Ice class	Vessel type
	Product tankers

49	Hull 2451	HMD(27)	38,000	1A	Handymax
50	Hull 2452	HMD(27)	38,000	1A	Handymax
51	Hull 2453	HMD(27)	38,000	1A	Handymax
52	Hull 2454	HMD(27)	38,000	1A	Handymax
53	Hull 2462	HMD(27)	38,000	1A	Handymax
54	Hull 2463	HMD(27)	38,000	1A	Handymax
55	Hull 2464	HMD(27)	38,000	1A	Handymax
56	Hull 2465	HMD(27)	38,000	1A	Handymax
57	Hull 2476	HMD(27)	38,000	1A	Handymax
58	Hull 2477	HMD(27)	38,000	1A	Handymax
59	Hull 2478	HMD(27)	38,000	1A	Handymax
60	Hull 2479	HMD(27)	38,000	1A	Handymax
61	Hull 2499	HMD(27)	38,000	1A	Handymax
62	Hull 2500	HMD(27)	38,000	1A	Handymax
63	Hull 2389	HMD(27)	52,000		MR
64	Hull 2390	HMD(27)	52,000		MR
65	Hull 2391	HMD(27)	52,000		MR
66	Hull 2392	HMD(27)	52,000		MR
67	Hull 2449	HMD(27)	52,000		MR
68	Hull 2450	HMD(27)	52,000		MR
69	Hull 2458	HMD(27)	52,000		MR
70	Hull 2459	HMD(27)	52,000		MR
71	Hull 2460	HMD(27)	52,000		MR
72	Hull 2461	HMD(27)	52,000		MR
73	Hull 2492	HMD(27)	52,000		MR
74	Hull 2493	HMD(27)	52,000		MR
75	Hull S1138	SPP(28)	52,000		MR
76	Hull S1139	SPP(28)	52,000		MR
77	Hull S1140	SPP(28)	52,000		MR
78	Hull S1141	SPP(28)	52,000		MR
79	Hull S1142	SPP(28)	52,000		MR
80	Hull S1143	SPP(28)	52,000		MR
81	Hull S1144	SPP(28)	52,000		MR
82	Hull S1145	SPP(28)	52,000		MR
83	Hull S1167	SPP(28)	52,000		MR
84	Hull S1168	SPP(28)	52,000		MR
85	Hull S1169	SPP(28)	52,000		MR
86	Hull S1170	SPP(28)	52,000		MR
87	Hull S5122	SPP(28)	52,000		MR
88	Hull S5123	SPP(28)	52,000		MR
89	Hull S5124	SPP(28)	52,000		MR
90	Hull S5125	SPP(28)	52,000		MR
91	Hull S703	HSHI(29)	114,000		LR2
92	Hull S704	HSHI(29)	114,000		LR2
93	Hull S705	HSHI(29)	114,000		LR2
94	Hull S706	HSHI(29)	114,000		LR2
95	Hull S709	HSHI(29)	114,000		LR2
96	Hull S710	HSHI(29)	114,000		LR2
97	Hull S715	HSHI(29)	114,000		LR2
98	Hull S716	HSHI(29)	114,000		LR2
99	Hull 5394	DSME(30)	114,000		LR2
100	Hull 5395	DSME(30)	114,000		LR2
101	Hull 5398	DSME(30)	114,000		LR2
102	Hull 5399	DSME(30)	114,000		LR2

	Total newbuilding product tankers DWT		3,356,000

	Total Fleet DWT		6,418,131

(1)	This vessel operates in or is expected to operate in the Scorpio Handymax Tanker Pool (SHTP). SHTP is operated by Scorpio Commercial Management (SCM). SHTP and SCM are related parties to the Company.
(2)	This vessel operates in or is expected to operate in the Scorpio Panamax Tanker Pool (SPTP). SPTP is operated by SCM. SPTP is a related party to the Company.
(3)	This vessel operates in or is expected to operate in the Scorpio LR2 Pool (SLR2P). SLR2P is operated by SCM. SLR2P is a related party to the Company.
(4)	This vessel operates in or is expected to operate in the Scorpio MR Pool (SMRP). SMRP is operated by SCM. SMRP is a related party to the Company.
(5)	Redelivery from the charterer is plus or minus 30 days from the expiry date.
(6)	We have an option to extend the charter for an additional year at $14,000 per day.
(7)	We have an option to extend the charter for an additional year at $13,650 per day.
(8)	We have an option to extend the charter for an additional year at $13,650 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(9)	We have an option to extend the charter for an additional year at $13,500 per day.
(10)	We have an option to extend the charter for an additional year at $13,250 per day.
(11)	We have an option to extend the charter for an additional year at $13,550 per day.
(12)	We have options to extend each charter for an additional year at $13,550 per day.
(13)	We have an option to extend the charter for an additional year at $15,150 per day.
(14)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(15)	We have an option to extend the charter for an additional year at $15,000 per day.
(16)	We have an option to extend the charter for an additional year at $15,700 per day.
(17)	We have an option to extend the charter for an additional year at $16,000 per day.
(18)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(19)	In October 2013, we declared an option to extend the charter for an additional year at $14,500 per day effective January 2014.
(20)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel’s owner whereby we split all of the vessel’s profits above the daily base rate.
(21)	We have an option to extend the charter for an additional year at $15,000 per day.
(22)	We have an option to extend the charter for an additional six months at $14,250 per day.
(23)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(24)	We have options to extend the charter for two consecutive six month periods at $15,250 per day and $15,500 per day respectively.
(25)	We have an option to extend the charter for one year at $17,550 per day.
(26)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.
(27)	These newbuilding vessels are being constructed at HMD (Hyundai Mipo Dockyard Co. Ltd. of South Korea). 24 vessels are expected to be delivered in 2014 and two vessels in the second quarter of 2015.
(28)	These newbuilding vessels are being constructed at SPP (SPP Shipbuilding Co., Ltd. of South Korea). 12 vessels are expected to be delivered during the second, third and fourth quarters of 2014 and four in the first and second quarters of 2015.
(29)	These newbuilding vessels are being constructed at HSHI (Hyundai Samho Heavy Industries Co., Ltd.). Six vessels are expected to be delivered in the third and fourth quarters of 2014 and two in the first quarter of 2015.
(30)	These newbuilding vessels are being constructed at DSME (Daewoo Shipbuilding and Marine Engineering). Two vessels are expected to be delivered in the fourth quarter of 2014 and two in the second quarter of 2015.

RECENT DEVELOPMENTS

VLGC Newbuildings

In October 2013, we exercised options with HSHI for the construction of two VLGCs for $75.0 million each. These vessels are scheduled to be delivered in the first quarter of 2016. Including this transaction, our VLGC newbuilding orderbook totaled 11 vessels with HSHI and DSME.

Investment in Dorian LPG Ltd.

In October 2013, we entered into an agreement with Dorian whereby we will contribute our entire fleet of 11 VLGC newbuilding contracts, together with a cash payment of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. As of the date of the transaction, we will have paid $83.1 million in installment payments for the 11 VLGC contracts.

As part of the transaction, we will obtain certain protection rights customary for significant shareholders, which will terminate upon Dorian’s initial public offering and listing on a national securities exchange, which is expected to take place within 2014. The transaction, which is subject to the execution of definitive agreements and satisfaction of customary closing conditions, is expected to close in by the end of 2013.

In November 2013, we agreed to purchase 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million. We will own shares representing a total of 30% of Dorian’s pro-forma outstanding shares immediately following the closing of this and the above mentioned transaction.

Newbuilding summary

Our commitments as of the date of this report under all newbuilding vessel agreements, after taking into consideration the above mentioned transaction with Dorian are as follows*:

Q4 2013	$225.7 million	**
Q1 2014	166.7 million
Q2 2014	334.4 million
Q3 2014	391.8 million
Q4 2014	285.2 million
Q1 2015	119.2 million
Q2 2015	144.2 million

Total	$1,667.2 million	***

*	These are estimates only and are subject to change as construction progresses.
**	As of date of this report, $106.4 million has been paid.
***	Excludes the consideration of newly issued common shares of approximately 30% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries.

KSURE Credit Facility

In October 2013, we received an Acceptance of Insurance Agreement from Korea Trade Insurance Corporation, or KSURE, covering 95% of the KSURE tranche of up to $358.3 million as part of a credit facility of up to $458.3 million, or the KSURE Financing, that is in the process of being finalized with a group of financial institutions. The KSURE Financing will also include a commercial tranche (the “Commercial Tranche”) of up to $100.0 million.

The KSURE Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. The covenants are similar to those in the Company’s existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The facility is subject to credit approval from participating financial institutions as well as executed documentation, and is expected to close by January 2014.

Dividend declaration

On October 28, 2013, the board of directors declared a quarterly cash dividend of $0.07 per share, payable on December 18, 2013 to all shareholders of record as of December 3, 2013.

Time charter-in update

On October 2013, we declared an option to extend the charter on a 2007 MR product tanker that we are currently time chartering-in. The agreement is for one year at $14,500 per day effective January 2014.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following presentation of management’s discussion and analysis of results of operations and financial condition should be read in conjunction with our unaudited condensed consolidated financial statements, accompanying notes thereto and other financial information, appearing elsewhere in this report. The unaudited condensed consolidated financial statements as of September 30, 2013 and for the nine month periods ended September 30, 2013 and 2012 have been prepared in accordance with International Accounting Standards IAS 34 Interim Financial Reporting, or IAS 34. The unaudited condensed consolidated financial statements are presented in U.S. Dollars unless otherwise indicated. Any amounts converted from another non-U.S. currency to U.S. Dollars in this filing are at the rate applicable at the relevant date or the average rate during the applicable period or to the extent it relates to the balance sheet at the balance sheet date.

OVERVIEW

Scorpio Tankers Inc. was incorporated on July 1, 2009 in the Republic of the Marshall Islands pursuant to the Marshall Islands Business Corporations Act. Our principal executive offices are located at 9, Boulevard Charles III, Monaco 98000 (telephone number +377-9798-5716) and at 150 East 58th Street, New York, NY 10155 (telephone number +1-212-542-1616). Our stock has traded on the New York Stock Exchange (NYSE) under the symbol STNG since our initial public offering in April 2010.

We generate revenues by charging customers for the transportation of their refined oil and other petroleum products using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters, which are charters for short intervals that are priced on current, or “spot,” market rates.

•	Time charters, which are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates.

•	Commercial Pools, whereby we participate with other shipowners to operate a large number of vessels as an integrated transportation system, which offers customers greater flexibility and a higher level of service while achieving scheduling efficiencies. Pools negotiate charters primarily in the spot market. The size and scope of these pools enable them to enhance utilization rates for pool vessels by securing backhaul voyages and contracts of affreightment (described below), thus generating higher effective time charter equivalent, or TCE, revenues than otherwise might be obtainable in the spot market.

For all types of vessels in contractual relationships, we are responsible for crewing and other vessel operating costs for our owned vessels and the charter hire expense for vessels that we time charter-in.

The table below illustrates the primary distinctions among these different employment arrangements and expenses:

	Voyage Charter	Time Charter	Commercial Pool
Typical contract length	Single voyage	One year or more	Varies
Hire rate basis(1)	Varies	Daily	Varies
Voyage expenses(2)	We pay	Customer pays	Pool pays
Vessel operating costs for owned vessels(3)	We pay	We pay	We pay
Charterhire expense for vessels chartered-in(3)	We pay	We pay	We pay
Off-hire(4)	Customer does not pay	Customer does not pay	Pool does not pay

(1)	“Hire rate” refers to the basic payment from the charterer for the use of the vessel.
(2)	“Voyage expenses” refers to expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.
(3)	Defined below under “—Important Financial and Operational Terms and Concepts.”
(4)	“Off-hire” refers to the time a vessel is not available for service due primarily to scheduled and unscheduled repairs or drydockings. For time chartered-in vessels, we do not pay the charterhire expense when the vessel is off-hire.

As of the date of this report, all of our owned and time chartered-in vessels were operating in the Scorpio Group Pools except STI Ville and King Douglas which were operating in the spot market.

IMPORTANT FINANCIAL AND OPERATIONAL TERMS AND CONCEPTS

We use a variety of financial and operational terms and concepts. These include the following:

Vessel revenues. Vessel revenues primarily include revenues from time charters, pool revenues and voyage charters (in the spot market). Vessel revenues are affected by hire rates and the number of days a vessel operates. Vessel revenues are also affected by the mix of business between vessels on time charter, vessels in pools and vessels operating on voyage charter. Revenues from vessels in pools and on voyage charter are more volatile, as they are typically tied to prevailing market rates.

Voyage charters. Voyage charters or spot voyages are charters under which the customer pays a transportation charge for the movement of a specific cargo between two or more specified ports. We pay all of the voyage expenses.

Voyage expenses. Voyage expenses primarily include bunkers, port charges, canal tolls, cargo handling operations and brokerage commissions paid by us under voyage charters. These expenses are subtracted from voyage charter revenues to calculate time charter equivalent revenues.

Vessel operating costs. For our owned vessels, we are responsible for vessel operating costs, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses, and technical management fees. The two largest components of our vessel operating costs are crews, and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydocking. Please read “Drydocking” below. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Additionally, these costs include technical management fees that we paid to SSM, which is controlled by the Lolli-Ghetti family. Pursuant to our Master Agreement, SSM provides us with technical services. SSM has the ability to subcontract technical management of our vessels subject to our approval.

Charterhire. Charterhire is the amount we pay the owner for time chartered-in vessels. The amount is usually for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates, or current market rates. The vessel’s owner is responsible for crewing and other vessel operating costs.

Drydocking. We periodically drydock each of our owned vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is drydocked every 30 months to 60 months. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We immediately expense costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.

Depreciation. Depreciation expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of the vessels; and

•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.

Time charter equivalent (TCE) revenue or rates. We report time charter equivalent, or TCE revenues, a non-IFRS measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable IFRS measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors. TCE revenue is vessel revenue less voyage expenses, including bunkers and port charges. The TCE rate achieved on a given voyage is expressed in US dollars/day and is generally calculated by taking TCE revenue and dividing that figure by the number of revenue days in the period. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss.

The following table reflects our TCE rates. For a reconciliation of TCE revenue, deduct voyage expenses from revenue on our Statement of Profit or Loss:

	For the year ended December 31,		For the nine months ended September 30,
	2012	2011	2013	2012

Average Daily Results
Time charter equivalent per day	$12,960	$12,898	$15,388	$12,719
Owned vessel operating costs per day(1)	7,605	7,581	6,656	7,690

LR2
TCE per revenue day	$10,201	$14,951	$12,803	$10,940
Owned vessel operating costs per day(1)	8,436	6,960	7,799	8,622

Panamax/LR1
TCE per revenue day	$14,264	$14,743	$13,519	$14,609
Owned vessel operating costs per day(1)	7,714	7,891	7,570	7,783

MR
TCE per revenue day - consolidated	$12,289	$12,092	$17,706	$11,195
Owned vessel operating costs per day(1)	6,770	6,748	5,930	7,338

Handymax
TCE per revenue day	$13,069	$11,343	$14,246	$12,804
Owned vessel operating costs per day(1)	7,594	7,619	6,690	7,414

Fleet data
Average number of owned vessels	10.8	11.3	14.9	10.4
Average number of time chartered-in vessels	9.2	4.9	21.1	8.4

Drydock
Expenditures for drydock (in thousands of U.S. dollars)	$2,869	$2,624	—	—

(1)	Vessel operating costs per day represent vessel operating costs divided by the number of days the vessel is owned during the period.

Revenue days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or drydockings. Consequently, revenue days represent the total number of days available for the vessel to earn revenue. Idle days, which are days when a vessel is available to earn revenue, yet is not employed, are included in revenue days. We use revenue days to show changes in net vessel revenues between periods.

Average number of vessels. Historical average number of owned vessels consists of the average number of vessels that were in our possession during a period. We use average number of vessels primarily to highlight changes in vessel operating costs and depreciation and amortization.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different vessels to perform these individual voyages. As a result, COAs are mostly entered into by large fleet operators, such as pools or shipowners with large fleets of the same vessel type. We pay the voyage expenses while the freight rate normally is agreed on a per cargo ton basis.

Operating days. Operating days are the total number of available days in a period, before deducting available days due to off-hire days and days in drydock. Operating days is a measurement that is only applicable to our owned vessels, not our time chartered-in vessels.

ITEMS YOU SHOULD CONSIDER WHEN EVALUATING OUR RESULTS

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

Our vessel revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those vessels we trade in the spot market. We employ a chartering strategy to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks, depending on SCM’s outlook for freight rates, oil tanker market conditions and global economic conditions. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of, and demand for, tanker capacity. The supply of tanker capacity is influenced by the number and size of new vessels built, vessels scrapped, converted and lost, the number of vessels that are out of service, and regulations that may effectively cause early obsolescence of tonnage. The demand for tanker capacity is influenced by, among other factors:

•	global and regional economic and political conditions;

•	increases and decreases in production of and demand for crude oil and petroleum products;

•	increases and decreases in OPEC oil production quotas;

•	the distance crude oil and petroleum products need to be transported by sea; and

•	developments in international trade and changes in seaborne and other transportation patterns.

Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance that is typically conducted in the summer months. In addition, unpredictable weather patterns during the winter months in the northern hemisphere tend to disrupt vessel routing and scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30 and stronger in the quarters ended March 31 and December 31.

Our general and administrative expenses were affected by the commercial management and administrative services agreements we entered into in 2009 and costs incurred from being a public company. SCM and our Administrator, Scorpio Services Holding (“SSH”) are companies controlled by the Lolli-Ghetti family of which our founder, Chairman and Chief Executive Officer is a member. In December 2009, we entered into a commercial management agreement with SCM and an administrative services agreement with Liberty, a company controlled by the Lolli-Ghetti family. On March 13, 2012, Liberty assigned its interests and obligations in the administrative services agreement to SSH. The effective date of the novation was November 9, 2009, the date that we first entered into the agreement with Liberty. We pay fees under our commercial management agreement, which are identical to what SCM charges to its pool participants, including third-party owned vessels. We reimburse our Administrator for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. We also pay our Administrator a fee for arranging vessel purchases and sales for us equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. We believe this 1% fee on purchases and sales is customary in the tanker industry.

RESULTS OF OPERATIONS

The following tables separately present our operating results for the nine months ended September 30, 2013 and 2012.

	For the nine months ended September 30,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$154,213	$85,278	$68,935	81%
Vessel operating costs	(27,635)	(22,158)	(5,477)	(25%)
Voyage expenses	(3,782)	(19,950)	16,168	81%
Charterhire	(79,345)	(29,479)	(49,866)	(169%)
Depreciation	(16,665)	(10,213)	(6,452)	(63%)
Loss from sale of vessels	—	(10,404)	10,404	100%
General and administrative expenses	(14,571)	(8,404)	(6,167)	(73%)
Financial expenses	(2,323)	(6,583)	4,260	65%
Realized gain on derivative financial instruments	25	286	(261)	(91%)
Unrealized gain on derivative financial instruments	483	38	445	1165%
Financial income	950	6	944	16641%
Other expenses, net	(106)	(73)	(33)	(46%)

Net income / (loss)	$11,244	$(21,656)	$32,900	152%

Net income / (loss). Net income for the nine months ended September 30, 2013 was $11.2 million, an increase of $32.9 million, or 152%, from a net loss of $21.7 million for the nine months ended September 30, 2012. The differences between the two periods are discussed below.

Vessel revenue. Revenue for the nine months ended September 30, 2013 was $154.2 million, an increase of $68.9 million, or 81%, from revenue of $85.3 million for the nine months ended September 30, 2012. Overall revenue increases were driven by growth in our fleet of both owned and time chartered-in vessels to 14.9 owned and 21.1 time chartered vessels during the nine months ended September 30, 2013 from 10.4 owned and 8.4 time chartered-in vessels during the nine months ended September 30, 2012. These increases were augmented by an overall improvement in TCE rates to $15,388 per day from $12,719 per day.

The following table summarizes our revenue:

	For the nine months ended September 30,			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Owned vessels
Pool revenue	$59,944	$28,987	$30,957	107%
Voyage revenue (spot market)	6,732	21,800	(15,068)	(69%)
Time chartered-in vessels
Pool revenue	80,230	21,116	59,114	280%
Voyage revenue (spot market)	7,307	13,375	(6,068)	(45%)

	$154,213	$85,278	$68,935	81%

Owned vessels – Pool revenue. Pool revenue for owned vessels for the nine months ended September 30, 2013 was $59.9 million, an increase of $31.0 million or 107% from $29.0 million during the nine months ended September 30, 2012. The increase was primarily driven by an increase in pool revenue per day to $16,223 from $13,903 per day during nine months ended September 30, 2013 and 2012, respectively. The increase in pool revenue per day was primarily the result of improvements in our MR and Handymax segments. Furthermore, the number of pool revenue days increased to 3,695 from 2,085 during the nine months ended September 30, 2013 and 2012, respectively, as a result of overall growth in our fleet.

Owned vessels – Voyage revenue. Voyage revenue for owned vessels for the nine months ended September 30, 2013 was $6.7 million, a decrease of $15.1 million or 69% from $21.8 million during the nine months ended September 30, 2012. The decrease was primarily driven by a decrease in the number of days that our vessels operated in the spot market to 333 days for the nine months ended September 30, 2013 from 753 days during the nine months ended September 30, 2012. The decrease in spot revenue days was the result of the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond, which operated in the spot market during the nine months ended September 30, 2012 prior to their sales. STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille operated in the spot market for a total of 333 days prior to their entry into the Scorpio MR pool during the nine months ended September 30, 2013.

Time chartered-in vessels – Pool revenue. Pool revenue for time chartered-in vessels for the nine months ended September 30, 2013 was $80.2 million, an increase of $59.1 million or 280% from $21.1 million during the nine months ended September 30, 2012. The increase in pool revenue for time chartered-in vessels was primarily due to an increase in pool revenue days to 5,480 from 1,732 days during the nine months ended September 30, 2013 and 2012, respectively. This was driven by growth in our time chartered-in fleet to 21.1 vessels from 8.4 vessels for the nine months ended September 30, 2013 and 2012, respectively. Furthermore, the increase in pool revenue for time chartered-in vessels was also driven by an increase in pool revenue per day to $14,641 from $12,192 per day during nine months ended September 30, 2013 and 2012, respectively.

Time chartered-in vessels – Voyage revenue. Voyage revenue for time chartered-in vessels for the nine months ended September 30, 2013 was $7.3 million, a decrease of $6.1 million or 45% from $13.4 million for the nine months ended September 30, 2012. During the nine months ended September 30, 2013, Gan-Trust, Nave Orion, King Douglas, Pacific Duchess and SN Federica operated in the spot market for a total of 267 days compared to FPMC P Eagle, Pacific Duchess, Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca, which operated in the spot market for a total of 579 days during nine months ended September 30, 2012.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2013 were $27.6 million, an increase of $5.5 million or 25%, from $22.2 million for the nine months ended September 30, 2012. This increase was driven by an overall increase in operating days to 4,072 from 2,859 during the nine months ended September 30, 2013 and 2012, respectively. The increase in operating days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille during the nine months ended September 30, 2013, along with the deliveries of five newbuilding vessels in the third quarter of 2012. These five newbuilding vessels operated for the entire nine month ended September 30, 2013 as compared to a partial period during the nine months ended September 30, 2012. This increase was offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral during the nine months ended September 30, 2012.

The overall increase in operating days was offset by a decrease in vessel operating costs per day to $6,656 per day from $7,690 per day for the nine months ended September 30, 2013 and 2012, respectively. The fleet for the nine months ended September 30, 2013 included our first 12 newbuilding vessels for all or part of the period and operating costs per day for these vessels were $5,930 per day. The fleet for the nine months ended September 30, 2012 included STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral for all or part of the period and operating costs for these vessels were $8,161 per day. These vessels were sold in 2012.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2013 were $3.8 million, a decrease of $16.2 million, or 81%, from $20.0 million during the nine months ended September 30, 2012. The decrease was primarily driven by a decrease in the number of days vessels operated in the spot market to 600 from 1,332 days for the nine months ended September 30, 2013 and 2012, respectively.

Furthermore, the newbuilding vessels delivered in 2013 (STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille) were employed on short-term time charters (ranging from 45 to 120 days) for a total of 333 days which commenced upon delivery from the shipyard during the nine months ended September 30, 2013. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The newbuilding vessels delivered in 2012 were employed on similar short-term time charters for 152 days during the nine months ended September 30, 2012.

Charterhire. Charterhire expense for the nine months ended September 30, 2013 was $79.3 million, an increase of $49.9 million, or 169%, from $29.5 million during the nine months ended September 30, 2012. The increase was the result of an increase in the average number of time chartered-in vessels to 21.1 from 8.4 for the nine months ended September 30, 2013 and 2012, respectively.

Depreciation. Depreciation expense for the nine months ended September 30, 2013 was $16.7 million, an increase of $6.5 million or 63%, from $10.2 million during the nine months ended September 30, 2012. The increase was the result of an increase in the average number of owned vessels to 14.9 from 10.4 for the nine months ended September 30, 2013 and 2012, respectively, in addition to a change in the mix vessels in our fleet. Both were driven by the deliveries of the first 12 vessels under our Newbuildng program in 2012 and 2013, offset by the sales of STI Conqueror, STI Matador, STI Gladiator, STI Diamond and STI Coral in 2012.

Loss from sale of vessels. Loss from sale of vessels for the nine months ended September 30, 2012 was $10.4 million as we sold STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond during the nine months ended September 30, 2012. We did not have any vessels held for sale during the nine months ended September 30, 2013.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2013 were $14.6 million, an increase of $6.2 million, or 73%, from $8.4 million during the nine months ended September 30, 2012. The increase was driven by a $4.1 million increase in restricted stock amortization (non-cash) and an overall increase in general and administrative expenses due to the significant growth in the Company.

Financial expenses. Financial expenses for the nine months ended September 30, 2013 were $2.3 million, a decrease of $4.3 million or 65%, from $6.6 million during the nine months ended September 30, 2012. The decrease was primarily driven by a one-time write-off of deferred financing fees of $3.0 million due to the extension of the availability period on the 2011 Credit Facility to January 2014 during the nine months ended September 30, 2012. The decrease was also the result of a reduction in interest expense which was driven by an increase in interest capitalized during the nine months ended September 30, 2013 as a result of the significant growth in our Newbuilding Program.

Financial expenses for the nine months ended September 30, 2013 consisted of interest expense on our bank loans ($0.7 million), commitment fees on the undrawn portions of our credit facilities ($1.0 million) and amortization of loan fees ($0.5 million).

Financial expenses for the nine months ended September 30, 2012 consisted of interest expense on our bank loans ($1.8 million), commitment fees on the undrawn portions of our credit facilities ($0.8 million), amortization of loan fees ($0.8 million), a one-time write-off of deferred financing fees of $3.0 million due to the extension of the availability period on the 2011 Credit Facility and other expenses ($0.2 million).

Financial income. Financial income increased $0.9 million during the nine months ended September 30, 2013 as a result of an increase in our cash balance which was driven by net proceeds of $948.0 million during the period through four separate offerings of common stock.

Results of operations — segment analysis

LR2 segment

The following table summarizes segment profit or loss for our LR2 segment.

	For the nine months
LR2 segment	ended September 30			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$17,543	$4,054	$13,489	333%
Vessel operating costs	(2,264)	(2,373)	109	5%
Voyage expenses	—	(25)	25	(100%)
Charterhire	(17,397)	(1,286)	(16,111)	(1253%)
Depreciation	(1,313)	(1,133)	(180)	(16%)
General and administrative expenses	(106)	(72)	(34)	(47%)
Financial expenses	(644)	(852)	208	24%
Other expenses, net	(8)	(8)	—	0%

Segment loss	$(4,189)	$(1,695)	$(2,494)	(147%)

TCE per revenue day	$12,803	$10,940	$1,863	17%
Owned vessel operating costs per day	7,799	8,622	823	10%

Revenue days	1,370	368	1,002	272%
Owned vessel operating days	273	274	(1)	0%

Average number of owned vessels	1.0	1.0	—	0%
Average number of time chartered-in vessels	4.1	0.4	3.7	925%

Vessel revenue. Vessel revenue for the nine months ended September 30, 2013 was $17.5 million, an increase of $13.5 million or 333% from the nine months ended September 30, 2012. The increase was primarily driven by an increase in revenue days to 1,370 from 368 days during the nine months ended September 30, 2013 and 2012, respectively. This was the result of growth in our time chartered-in fleet as, during the nine months ended September 30, 2013, we time chartered-in Khawr Aladid, FPMC P Hero, FPMC P Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator and Four Sky, whereas only Khawr Aladid was time chartered-in during the nine months ended September 30, 2012. The increase in revenue was also driven by an increase in revenue per day to $12,803 per day from $10,940 per day during the nine months ended September 30, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2013 were $2.3 million, a decrease of $0.1 million, or 5%, from the nine months ended September 30, 2012. Operating costs per day for our owned LR2 vessel, STI Spirit, improved to $7,799 from $8,622 during the nine months ended September 30, 2013 and 2012, respectively. This improvement was offset by certain, nominal operating costs incurred on our time chartered-in fleet as a result of the growth to 4.1 vessels from 0.4 vessels during the nine months ended September 30, 2013 and 2012, respectively.

Charterhire. Charterhire expense for the nine months ended September 30, 2013 was $17.4 million, an increase of $16.1 million or 1,253% from the nine months ended September 30, 2012. This increase was driven by the delivery of eight time chartered-in vessels during the nine months ended September 30, 2013 (Khawr Aladid, FPMC P Hero, FPMC P Ideal, Fair Seas, Pink Stars, Orange Stars, Densa Alligator and Four Sky), compared to the nine months ended September 30, 2012, whereas we time chartered-in one vessel (Khawr Aladid), on a six month time charter-in agreement that expired in April 2012.

Depreciation. Depreciation expense for the nine months ended September 30, 2013 was $1.3 million, an increase of $0.2 million or 16% from the nine months ended September 30, 2012. This increase was driven by drydock costs incurred on STI Spirit in November 2012, which increased drydock depreciation in 2013.

Financial expenses. Financial expenses for the nine months ended September 30, 2013 were $0.6 million, a decrease of $0.2 million or 24% from the nine months ended September 30, 2012. Financial expenses for the LR2 segment primarily consist of interest expense for our STI Spirit Credit Facility, which decreased as a result of a decrease in the outstanding balance under this loan.

Panamax / LR1 segment

The following table summarizes segment profit or loss for our Panamax / LR1 segment.

	For the nine months
Panamax/LR1 segment	ended September 30			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$32,311	$20,797	$11,514	55%
Vessel operating costs	(10,421)	(10,667)	246	2%
Voyage expenses	(2,884)	(525)	(2,359)	(449%)
Charterhire	(9,914)	(269)	(9,645)	(3586%)
Depreciation	(5,538)	(5,539)	1	0%
General and administrative expenses	(394)	(359)	(35)	(10%)
Realized gain on derivative financial instruments	25	286	(261)	(91%)
Unrealized gain on derivative financial instruments	182	38	144	379%

Segment profit	$3,367	$3,762	$(395)	(10%)

TCE per revenue day	$13,519	$14,609	$(1,090)	(7%)
Owned vessel operating costs per day	7,570	7,783	213	3%

Revenue days	2,177	1,388	789	57%
Owned vessel operating days	1,365	1,370	(5)	0%

Average number of owned vessels	5.0	5.0	—	0%
Average number of time chartered-in vessels	3.0	0.1	2.9	2900%

Vessel Revenue. Vessel revenue for the nine months ended September 30, 2013 was $32.3 million, an increase of $11.5 million or 55% from the nine months ended September 30, 2012. The increase in revenue was the result of an increase in the number of revenue days to 2,177 from 1,388 during the nine months ended September 30, 2013 and 2012, respectively. This was driven by the delivery of the time-chartered vessels, FPMC P Eagle, Hellespont Promise, SN Federica and King Douglas in September 2012, December 2012, January 2013 and August 2013, respectively. We time chartered-in one LR1 vessel, FPMC P Eagle, during the nine months ended September 30, 2012. The increase in revenue days was offset by decrease in revenue per day to $13,519 from $14,609 during the nine months ended September 30, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2013 were $10.4 million, a decrease of $0.2 million, or 2%, from the nine months ended September 30, 2012. The decrease was primarily driven by reduced operating expenses on our owned vessels offset by nominal operating expenses incurred as a result of the growth in our time chartered-in fleet during the nine months ended September 30, 2013.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2013 were $2.9 million, an increase of $2.4 million or 449% from the nine months ended September 30, 2012. The increase was driven by the time chartered-in vessels, SN Federica and King Douglas, which operated in the spot market for 129 days during the nine months ended September 30, 2013. FPMC P Eagle operated in the spot market for 21 days during the nine months ended September 30, 2012.

Charterhire. Charterhire expense for the nine months ended September 30, 2013 was $9.9 million, an increase of $9.6 million, or 3,586% from the nine months ended September 30, 2012. The increase was driven by an increase in the number of time chartered-in days to 812 from 21 during the nine months ended September 30, 2013 and 2012, respectively. This increase was driven by the deliveries of SN Federica, Hellespont Promise and King Douglas during the nine months ended September 30, 2013. In addition, FPMC P Eagle was time chartered-in for 273 days during the nine months ended September 30, 2013 and was the only time chartered-in vessel during the nine months ended September 30, 2012, for 21 days.

Realized and unrealized gains on derivative financial instruments. Realized and unrealized gains on derivative financial instruments for the nine months ended September 30, 2013 was $0.2 million, a decrease of $0.1 million or 36% from the nine months ended September 30, 2012. Realized and unrealized gains on derivative financial instruments relate to profit and loss agreements entered into during the third quarter of 2012 with a third party. These agreements relate to the time chartered-in vessel, FPMC P Eagle, and an LR1 vessel that is not time chartered-in or operated by the Company and they expired in October 2013 and January 2013, respectively.

MR segment

The following table summarizes segment profit or loss for our MR segment.

	For the nine months
MR segment	ended September 30			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change
Vessel revenue	$76,244	$32,291	$43,953	136%
Vessel operating costs	(13,023)	(4,692)	(8,331)	(178%)
Voyage expenses	(887)	(16,652)	15,765	95%
Charterhire	(30,324)	(10,433)	(19,891)	(191%)
Depreciation	(8,845)	(2,151)	(6,694)	(311%)
Loss from sale of vessels	—	(5,879)	5,879	100%
General and administrative expenses	(683)	(228)	(455)	(200%)
Financial income	—	2	(2)	(100%)
Other expenses, net	—	(38)	38	(100%)

Segment profit / (loss)	$22,482	$(7,780)	30,262	389%

TCE per revenue day	$17,706	$11,195	$6,511	58%
Owned vessel operating costs per day	5,930	7,338	1,408	19%

Revenue days	4,256	1,402	2,854	204%
Owned vessel operating days	2,161	629	1,532	244%

Average number of owned vessels	7.9	2.3	5.6	243%
Average number of time chartered-in vessels	7.8	2.8	5.0	179%

Vessel revenue. Vessel revenue for the nine months ended September 30, 2013 was $76.2 million, an increase of $44.0 million or 136% from the nine months ended September 30, 2012. The increase in revenue was the result of an increase in the overall number of revenue days to 4,256 from 1,402 during the nine months ended September 30, 2013 and 2012, respectively, in addition to an increase in overall TCE revenue to $17,706 per day from $11,195 per day.

The increase in revenue days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille during the nine months ended September 30, 2013 in addition to the deliveries of STI Amber (July 2012), STI Topaz (August 2012), STI Ruby (September 2012), STI Garnet (September 2012) and STI Onyx (September 2012), which were employed during the entire nine months ended September 30, 2013 as compared to a partial period during the nine months ended September 30, 2012. The increase in revenue days was also driven by an increase in the average number of time chartered-in vessels to 7.8 from 2.8 during the nine months ended September 30, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2013 were $13.0 million, an increase of $8.3 million, or 178%, from the nine months ended September 30, 2012. The increase was primarily driven by an increase in the number of operating days to 2,161 from 629 days during the nine months ended September 30, 2013 and 2012, respectively. The increase in operating days was driven by the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille during the nine months ended September 30, 2013, in addition to the deliveries of STI Amber (July 2012), STI Topaz (August 2012), STI Ruby (September 2012), STI Garnet (September 2012) and STI Onyx (September 2012), which were employed during the entire nine months ended September 30, 2013 as compared to a partial period during the nine months ended September 30, 2012. The increase in operating days was offset by the sales of STI Diamond and STI Coral, which operated for a total of 477 days during the nine months ended September 2012 prior to their sales.

The increase in operating days was offset by a decrease in daily vessel operating costs of $1,408 per day, or 19%, from the nine months ended September 30, 2012. This was driven by our newbuilding vessels, whose daily operating costs were $5,930 per day during the nine months ended September 30, 2013. The nine months ended September 30, 2012 reflect 477 operating days of STI Diamond and STI Coral, which were sold in August and September 2012, respectively and whose daily operating costs were $7,891 per day during this period.

Voyage expenses. Voyage expenses for the nine months ended September 30, 2013 were $0.9 million, a decrease of $15.8 million or 95% from the nine months ended September 30, 2012. The nine months ended September 30, 2013 reflects 472 days of vessels operating in the spot market as compared to 1,187 during the nine months ended September 30, 2012. In addition, 333 of the 472 spot market revenue days during the nine months ended September 30, 2013 reflect days that our newbuilding vessels were employed on short-term time charters (ranging from 45 to 120 days) which commenced upon delivery from the shipyard. These short term time charters were agreed to at fixed TCE rates, where only nominal voyage expenses were incurred. The newbuilding vessels delivered in 2012 were employed on similar short-term time charters for 152 days during that period.

Charterhire. Charterhire expense for the nine months ended September 30, 2013 was $30.3 million, an increase of $19.9 million, or 191%, from the nine months ended September 30, 2012. The increase was the result of an increase in the number of time chartered-in days to 2,118 from 774 days during the nine months ended September 30, 2013 and 2012, respectively. Pacific Duchess, Freja Lupus, STX Ace 6, Targale, Endeavour, Valle Bianca, USMA, Ugale, Gan-Trust, Nave Orion and Gan-Triumph where chartered-in for all or part of the nine months ended September 30, 2013 and Targale, STX Ace 6, Freja Lupus, Endeavour and Valle Bianca were chartered-in for all or part of the nine months ended September 30, 2012.

Depreciation. Depreciation expense for the nine months ended September 30, 2013 was $8.8 million, an increase of $6.7 million, or 311%, from the nine months ended September 30, 2012. The increase was driven by an increase in the average number of owned MR vessels to 7.9 from 2.3 for the nine months ended September 30, 2013 and 2012, respectively. This was the result of the deliveries of seven newbuilding vessels in 2013 along with five newbuilding vessels delivered in the third quarter of 2012 (which were depreciated for a partial period during the nine months ended September 2012). The increase in depreciation expense was offset by the sales of STI Diamond and STI Coral in August and September 2012, respectively.

Loss from sale of vessels. Loss from sale of vessels during the nine months ended September 30, 2012 relates to the sales of STI Diamond and STI Coral in August and September 2012, respectively. We did not have any vessels held for sale during the nine months ended September 30, 2013.

General and administrative expenses. General and administrative expenses for the nine months ended September 30, 2013 were $0.7 million, an increase of $0.5 million, or 200%, from the nine months ended September 30, 2012. General and administrative expenses for the MR segment primarily consist of administrative fees to SSH. The increase was the result of an increase in the average number of owned vessels to 7.9 from 2.3 during the nine months ended September 30, 2012.

Handymax Segment

The following table summarizes segment profit or loss for our Handymax segment.

	For the nine months
Handymax segment	ended September 30			Percentage
In thousands of U.S. dollars	2013	2012	Change	Change

Vessel revenue	$28,115	$28,136	$(21)	0%
Vessel operating costs	(1,927)	(4,426)	2,499	56%
Voyage expenses	(11)	(2,748)	2,737	100%
Charterhire	(21,710)	(17,491)	(4,219)	(24%)
Depreciation	(969)	(1,390)	421	30%
Loss from sale of vessels	—	(4,525)	4,525	100%
General and administrative expenses	(95)	(166)	71	43%

Segment profit / (loss)	$3,403	$(2,610)	$6,013	230%

TCE per revenue day	$14,246	$12,804	$1,442	11%
Owned vessel operating costs per day	6,690	7,414	724	10%

Revenue days	1,973	1,990	(17)	(1%)
Owned vessel operating days	273	586	(313)	(53%)

Average number of owned vessels	1.0	2.1	(1.1)	(52%)
Average number of time chartered-in vessels	6.2	5.1	1.1	22%

Vessel revenue. Vessel revenue for the nine months ended September 30, 2013 was $28.1 million, which remained consistent from the nine months ended September 30, 2012. TCE revenue (Vessel revenue less Voyage expenses) increased $2.7 million as TCE revenue per day increased $1,442 per day to $14,246 per day from $12,804 for the nine months ended September 30, 2013 and 2012, respectively. This increase was driven by an overall improvement in market conditions during 2013.

Revenue days also remained consistent for the nine months ended September 30, 2013 and 2012. We sold STI Conqueror, STI Matador and STI Gladiator in March, April and May of 2012, respectively. The decrease in revenue days resulting from these sales was offset by an increase in the average number of time chartered-in vessels to 6.2 from 5.1 during the nine months ended September 30, 2013 and 2012, respectively.

Vessel operating costs. Vessel operating costs for the nine months ended September 30, 2013 were $1.9 million, a decrease of $2.5 million, or 56%, from the nine months ended September 30, 2012. The decrease was driven by a decrease in the number of operating days to 273 from 586 during the nine months ended September 30, 2012, which was due to the sales of STI Conqueror, STI Matador, and STI Gladiator in March, April and May of 2012, respectively.

Voyage expenses. Nominal voyage expenses were incurred during the nine months ended September 30, 2013 as compared to $2.7 million during the nine months ended September 30, 2012. This was the result of STI Conqueror, STI Matador, and STI Gladiator, which operated in the spot market for 124 days during the nine months ended September 30, 2012 prior to their sales. We did not have any Handymax vessels operating in the spot market during the nine months ended September 30, 2013.

Charterhire. Charterhire expense for the nine months ended September 30, 2013 was $21.7 million, an increase of $4.2 million or 24% from the nine months ended September 30, 2012. The increase was driven by an increase in the average number of time chartered-in vessels to 6.2 from 5.1 during the nine months ended September 30, 2013 and 2012, respectively. During the nine months ended September 30, 2012, we time chartered-in Krisjanis Valdemars, Kraslava, Histria Azure, Kazdanga, Histria Perla and Histria Coral for all or part of the period. In addition to these vessels and with the exception of Kazdanga, we time chartered-in Jinan, Freja Polaris and Iver Progress for all or part of the nine months ended September 30, 2013.

Depreciation. Depreciation expense for the nine months ended September 30, 2013 was $1.0 million, a decrease of $0.4 million, or 30%, from the nine months ended September 30, 2012. This was due to the sales of STI Conqueror, STI Matador, and STI Gladiator which ceased being depreciated and were written down to their disposal values in February 2012, when they were considered held for sale.

Loss from sale of vessels. Loss from sale of vessels during the nine months ended September 30, 2012 relates to the sales of STI Conqueror, STI Matador and STI Gladiator which were sold in March, April and May 2012, respectively. We did not have any vessels held for sale during the nine months ended September 30, 2013.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity

Our primary source of funds for our short-term and long-term liquidity needs will be the cash flows generated from our vessels, which are currently operating in Scorpio Group Pools or in the spot market, in addition to availability under our 2010 Revolving Credit Facility, 2011 Credit Facility, 2013 Credit Facility, KEXIM Credit Facility and KSURE Credit Facility, which will be used for the partial financing of newbuilding vessels to be delivered, and cash on hand. The Scorpio Group Pools reduce volatility because they aggregate the revenues and expenses of all pool participants and distribute net earnings to the participants based on an agreed upon formula and some of the vessels in the pool are on time charter. Furthermore, spot charters provide flexibility and allow us to fix vessels at prevailing rates. We believe these cash flows from operations, amounts available under our various credit facilities and our cash balance will be sufficient to meet our existing liquidity needs for the next 12 months from the date of this report.

As of September 30, 2013, our cash balance was $447.4 million, which was an increase from our cash balance of $87.2 million as of December 31, 2012. Additionally, at September 30, 2013 we had $75.5 million in availability under our 2010 Revolving Credit Facility, which can be drawn when needed. The increase in our cash balance was primarily due to net proceeds from registered direct placements of common shares in February, March and May 2013 and an underwritten offering of common shares in August 2013 as well as drawdowns on our 2011 Credit Facility. These increases were offset by bank loan repayments, payments related to our newbuilding vessels, debt and equity issuance costs and dividend payments.

As of September 30, 2013, our long-term liquidity needs were comprised of our debt repayment obligations on our credit facilities, our time charter-in commitments, and obligations related to our remaining vessels under construction.

Our credit facilities require us to comply with a number of covenants, including financial covenants related to liquidity, consolidated net worth, minimum interest coverage, maximum leverage ratios, loan to value ratios and collateral maintenance; delivery of quarterly and annual financial statements and annual projections; maintaining adequate insurances; compliance with laws (including environmental); compliance with the Employee Retirement Income and Security Act, or ERISA; maintenance of flag and class of the initial vessels; restrictions on consolidations, mergers or sales of assets; approvals on changes in the manager of the vessels; limitations on liens; limitations on additional indebtedness; prohibitions on paying dividends if a covenant breach or an event of default has occurred or would occur as a result of payment of a dividend; prohibitions on transactions with affiliates; and other customary covenants.

Cash Flows

The table below summarizes our sources and uses of cash for the periods presented:

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012
Unaudited condensed consolidated cash flows
Net cash inflow / (outflow) in respect of:
Operating activities	$(7,619)	$7,370
Investing activities	(585,182)	(75,221)
Financing activities	953,004	68,663

For the nine months ended September 30, 2013 compared to the nine months ended September 30, 2012

Net cash inflow / (outflow) from operating activities

Net cash outflow from operating activities was $7.6 million for the nine months ended September 30, 2013, which was a decrease of $15.0 million from a cash inflow of $7.4 million for the nine months ended September 30, 2012. The decrease was primarily attributable to (i) an increase in charterhire expense of $49.9 million (ii) an increase in vessel operating costs of $5.5 million (iii) changes in working capital movements of $42.8 million (iv) an increase in drydock payments of $1.3 million (v) an increase in cash general and administrative expenses of $2.2 million and (vi) a decrease in realized gains on derivative financial instruments of $0.3 million. These decreases were offset by (i) an increase in vessel revenue of $68.9 million, (ii) a decrease in voyage expenses of $16.2 million (iii) a decrease in cash financial expenses of $1.0 million and (iv) an increase in financial income of $0.9 million.

Net cash outflow from investing activities

Cash outflow from investing activities was $585.2 million for the nine months ended September 30, 2013 compared to $75.2 million for the nine months ended September 30, 2012. Investment activity during the nine months ended September 30, 2013 was driven by installment payments and other newbuilding vessel related costs on our vessels under construction along with final installment payments of $139.3 million relating to the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville.

Investment activity during the nine months ended September 30, 2012 was driven by installment payments and other newbuilding vessel related costs on our vessels under construction of $176.5 million, offset by net proceeds of $101.3 million from the sales of STI Conqueror, STI Matador, STI Gladiator, STI Coral and STI Diamond.

Net cash inflow from financing activities

Cash inflow from financing activities was $953.0 million for the nine months ended September 30, 2013 compared to $68.7 million during the nine months ended September 30, 2012.

Cash inflow from financing activities during the nine months ended September 30, 2013 was driven by net proceeds of $948.0 million from our registered direct placements of common shares in February, March and May 2013 and an underwritten offering of common shares in August 2013 and borrowings of $52.1 million under our 2011 Credit Facility to partially finance the deliveries of STI Sapphire, STI Emerald and STI Beryl. These inflows were offset by (i) principal payments of debt of $17.2 million into our 2010 Revolving Credit Facility, $2.4 million into our 2011 Credit Facility and $4.5 million into our Newbuilding Credit Facility, (ii) debt issuance costs of $12.3 million and (iii) $10.7 million of dividend payments.

Cash inflow from financing activities was $68.7 million for the nine months ended September 30, 2012. Financing activities during the nine months ended September 30, 2012 were driven by net proceeds of $25.9 million from our registered direct placement of common shares in April 2012 and borrowings of $32.2 million under our 2010 Revolving Credit Facility and $92.0 million under our Newbuilding Credit Facility. These inflows were offset by (i) repayments of $56.0 million into our 2010 Revolving Credit Facility, (ii) principal payments of $1.5 million into the STI Spirit Credit Facility, $17.8 million into the 2011 Credit Facility (of which $16.1 million was the repayment made as a result of the sale of STI Coral) and $0.7 million into our Newbuilding Credit Facility, (iii) the acquisition of treasury shares of $2.4 million and (iv) debt issuance costs of $2.9 million.

Long-Term Debt Obligations and Credit Arrangements

The following is a table summarizing our indebtedness at September 30, 2013:

In thousands of U.S. dollars	Amount outstanding at September 30, 2013	Availability as of the date of this report
2010 Revolving Credit Facility	$—	$75,474	(1)
STI Spirit Credit Facility	23,393	—
2011 Credit Facility	65,157	62,950	(2)
Newbuilding Credit Facility	85,338	—
2013 Credit Facility	—	525,000	(3)

Total	$173,888	$663,424

(1)	We have the ability to pay down and re-borrow from the available commitments under this loan as needed.
(2)	Availability can be used to finance up to 50% of the cost of future vessel acquisitions.
(3)	Availability can be used to finance up to 60% of the cost of future vessel acquisitions.

2010 Revolving Credit Facility

On June 2, 2010, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V, for a senior secured term loan facility of up to $150 million. On July 12, 2011, we amended and restated the credit facility to convert it from a term loan to a reducing revolving credit facility. This gave us the ability to pay down and re-borrow from the total available commitments under the loan.

In 2012, we sold three of our Handymax vessels which permanently decreased the amount available under this facility by $31.0 million. Commitments are now reduced by $3.1 million each quarter, with a lump sum reduction of $57.1 million at maturity on June 2, 2015. Our subsidiaries that own the vessels that are collateralized by the 2010 Revolving Credit Facility act as guarantors under the amended and restated credit facility. All terms mentioned are defined in the agreement.

Drawdowns under the credit facility bear interest as follows: (i) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum; and (ii) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In June 2013, we voluntarily repaid $17.2 million into this facility. As of September 30, 2013, there was no outstanding balance and there was $75.5 million available to draw when needed. As of December 31, 2012, the outstanding balance was $17.2 million. We were in compliance with the financial covenants relating to this facility as of September 30, 2013.

STI Spirit Credit Facility

On March 9, 2011, we executed a credit facility with DVB Bank SE for a senior secured term loan facility of $27.3 million for STI Spirit, which was acquired in November 2010. The credit facility was drawn down on March 17, 2011 and matures on March 17, 2018. The loan bears interest at LIBOR plus a margin of 2.75% per annum.

The STI Spirit Credit Facility requires that the charter-free market value of STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made prepayments of $0.8 million and $1.3 million in June and December 2012, respectively which are being applied to the four subsequent quarterly principal payments. In June 2013, we posted additional cash collateral of $2.8 million into an escrow account to maintain compliance with this covenant. The amount held in escrow will be re-evaluated at the next measurement date, December 31, 2013.

The outstanding balance at September 30, 2013 and December 31, 2012 was $23.4 million. We were in compliance with the financial covenants relating to this facility as of September 30, 2013.

2011 Credit Facility

On May 3, 2011, we executed a credit facility with Nordea Bank Finland plc, acting through its New York branch, DNB NOR Bank ASA, acting through its New York branch, and ABN AMRO Bank N.V., for a senior secured term loan facility of up to $150 million. On July 20, 2012, we extended the availability period of the 2011 Credit Facility until January 31, 2014 which was previously scheduled to expire in May 2013.

Drawdowns under the credit facility bear interest as follows: (i) from December 30, 2011 through September 30, 2013, at LIBOR plus an applicable margin of 3.50% per annum and (ii) from October 1, 2013 and at all times thereafter, at LIBOR plus an applicable margin of 3.25% per annum when our debt to capitalization (total debt plus equity) ratio is equal to or less than 50% and 3.50% per annum when our debt to capitalization ratio is greater than 50%. A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of the credit facility.

In January 2013, March 2013 and April 2013, we drew down an aggregate of $52.1 million in connection with the deliveries of STI Sapphire, STI Emerald and STI Beryl, respectively. As of September 30, 2013, there was $65.2 million outstanding under this facility and $62.9 million available for borrowing which can be used to finance up to 50% of future vessel acquisitions. As of December 31, 2012, there was $15.5 million outstanding and $115.0 million available for borrowing. We were in compliance with the financial covenants relating to this facility as of September 30, 2013.

Newbuilding Credit Facility

On December 21, 2011, we executed a credit facility agreement with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB for a senior secured term loan facility of up to $92.0 million. During the year ended December 31, 2012, we drew down an aggregate of $92.0 million from this facility to partially finance the deliveries of STI Amber, STI Topaz, STI Ruby and STI Garnet ($23.0 million per vessel). Borrowings under the credit facility bear interest at LIBOR plus an applicable margin of 2.70% per annum.

The outstanding balance as of September 30, 2013 and December 31, 2012 on this facility was $85.3 million and $89.8 million, respectively. We were in compliance with the loan covenants relating to this facility as of September 30, 2013.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

Drawdowns of the term loan may occur in connection with the delivery of a Firm Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility may occur in connection with the delivery of an Option Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are available until the earlier of the delivery of each Firm Vessel and January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our 2013 Credit Facility includes financial covenants that require us to maintain:

•	minimum liquidity of not less than the greater of $25 million or 5% of total indebtedness;

•	a consolidated tangible net worth no less than (i) $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward;

•	a ratio of net debt to total capitalization no greater than 0.60 to 1.00;

•	a ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter; and

•	the aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

There were no borrowings under this facility at September 30, 2013. We were in compliance with the loan covenants relating to this facility as of September 30, 2013

KEXIM Financing

In September 2013, we received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of up to $429.6 million (the “KEXIM Financing”). This facility includes commitments from KEXIM of up to $300.6 million (the “KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).

The KEXIM Financing will be used to finance up to 60% of the contract price of 18 newbuilding product tankers upon delivery. The Commercial Tranche matures in 2020 and the KEXIM Tranche matures in 2026 assuming the Commercial Tranche is refinanced through that date. The covenants are similar to those in the Company’s existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The KEXIM Financing is subject to executed documentation and is expected to close within the fourth quarter of 2013.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by the Company at the Company’s discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche. Our ability to draw down on the facility is each subject to usual and customary conditions precedent, including the negotiation and execution of final documentation.

KSURE Credit Facility

In October 2013, we received an Acceptance of Insurance Agreement from Korea Trade Insurance Corporation (“KSURE”) covering 95% of an up to $358.3 million KSURE tranche as part of a credit facility of up to $458.3 million (the “KSURE Financing”) that is in the process of being finalized with a group of financial institutions. The KSURE Financing will also include a commercial tranche (the “Commercial Tranche”) of up to $100.0 million.

The KSURE Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. The covenants are similar to those in the Company’s existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The facility is subject to credit approval from participating financial institutions as well as executed documentation, and is expected to close by January 2014.

Derivative Contracts

Interest rate swaps

In August 2011, we entered into six interest rate swap agreements with three different banks to manage the interest costs and the risk associated with changing interest rates on our 2010 Revolving Credit Facility and 2011 Credit Facility. The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015. The notional amount of the swaps relating to the 2011 Credit Facility was $24.0 million with an average fixed rate of 1.30% and expiring on June 30, 2015. In September 2012, in conjunction with the sales of STI Coral and STI Diamond, we reduced the notional amount on the interest rate swaps for the 2011 Credit facility to $15.0 million from $24.0 million. As a result of the reduction, we recognized a realized loss of $0.2 million which was recorded as part of the loss from sale of STI Coral, which was reclassified out of Other Comprehensive Loss.

In December 2012, we de-designated the hedge relationship of the interest rate swaps related to the 2010 Revolving Credit Facility prospectively.

The interest rate swaps relating to the 2011 Credit Facility continue to qualify for hedge accounting. Accordingly, changes in their fair value, which the hedge is deemed to be effective, are recognized directly in other comprehensive income and classified as ‘hedging reserves’. Changes in their fair value for any portion deemed to be ineffective are recognized in the consolidated statement of profit or loss.

The fair market value of the interest rate swaps relating to both the 2010 Revolving Credit Facility and 2011 Credit Facility at September 30, 2013 and December 31, 2012 was a liability of $1.0 million and $1.4 million, respectively.

Profit and Loss Agreements

In July 2012, we entered into a profit or loss sharing arrangement on the earnings of an LR1 vessel that is not owned or operated by us. Under the agreement, 50% of the profits and losses on this vessel were shared with the counterparty. The counterparty to this agreement was time chartering-in this vessel for a period of six months at $12,750 per day and this agreement expired in January 2013.

In September 2012, we took delivery of an LR1, FPMC P Eagle, on a time charter-in arrangement for one year at $12,800 per day. We also entered into a profit and loss sharing arrangement whereby 50% of the profits and losses relating to this vessel above or below the charterhire rate were shared with a third party that neither owns nor operates this vessel and this agreement expired in October 2013.

These agreements have been treated as derivatives, recorded at fair value with any resultant gain or loss recognized in the statement of profit or loss. Changes in fair value are recorded as unrealized gains and losses on derivative financial instruments and actual earnings are recorded as realized gains or losses on derivative financial instruments, within the consolidated statement of profit or loss. The fair value of these instruments is determined by comparing published time charter rates to the charterhire rate and discounting those cash flows to their estimated present value.

For the nine months ended September 30, 2013, we recognized a realized gain of $0.03 million and an unrealized gain of $0.5 million on these instruments. For the nine months ended September 30, 2012, we recognized a realized gain of $0.3 million and an unrealized gain of $0.04 million on these instruments.

Equity

In February 2013, we closed on the sale 30,672,000 shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agent discounts and offering expenses of $7.9 million.

In March 2013, we closed on the sale 29,012,000 shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.8 million, after deducting placement agent discounts and offering expenses of $8.2 million.

In May 2013, we closed on the sale of 36,144,578 shares of common stock in a registered direct placement of common shares at an offering price of $8.30 per share. We received net proceeds of $289.2 million, after deducting placement agent discounts and offering expenses of $10.8 million.

In August 2013, we closed on the sale of 20,000,000 shares of common stock in an underwritten offering of common shares at an offering price of $9.50 per share. In addition, the underwriters fully exercised their over-allotment option to purchase 3,000,000 additional common shares at the offering price. We received aggregate net proceeds of $209.8 million after deducting underwriters’ discounts and offering expenses of $8.7 million.

CAPITAL EXPENDITURES

Vessel acquisitions

In January 2013, we reached an agreement with HMD for the construction of two MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in May and June 2014.

In February 2013, we exercised options with HMD for the construction of four MR product tankers for $33.0 million each and six Handymax ice class-1A product tankers for $31.3 million each. Two of the MR’s are scheduled to be delivered in the second quarter of 2014 with the third and fourth MRs scheduled to be delivered in the third and fourth quarters of 2014, respectively. The six Handymax vessels are scheduled to be delivered in the second and third quarters of 2014.

In February 2013, we reached an agreement with SPP for the construction of four MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

In March 2013, we reached an agreement with HSHI for the construction of six LR2 product tankers for $50.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

In March 2013, we reached an agreement with DSME for the construction of two LR2 product tankers for $49.5 million each. These vessels are scheduled to be delivered in the fourth quarter of 2014.

In April 2013, we reached an agreement with HMD for the construction of two Handymax ice class-1A vessels for $31.5 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In April 2013, we reached an agreement with an unaffiliated third party for the purchase of four MR product tankers currently under construction at HMD for $36.5 million each. The transaction was completed by novating the existing shipbuilding agreements. These vessels were delivered in the third quarter of 2013.

In May 2013, we reached an agreement with HMD to construct four Handymax ice class-1A product tankers for $31.6 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In May 2013, we reached an agreement with SPP to construct four MR product tankers for $33.0 million each. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In May 2013, we reached agreements to construct four LR2 product tankers for $50.5 million each, consisting of two at HSHI and two at DSME. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In July and August 2013 we reached agreements to construct nine Very Large Gas Carriers (“VLGCs”) for $75.6 million each with HSHI and DSME with deliveries scheduled in 2015.

In August 2013, we reached an agreement with HMD to construct four product tankers consisting of two MR product tankers for $35.0 million each and two Handymax ice class-1A product tankers for $32.0 million each. The MR tankers are scheduled to be delivered in the second quarter of 2015 and the Handymax ice class-1A tankers are scheduled to be delivered in the fourth quarter of 2014.

In September 2013, we agreed to issue shares in exchange for the transfer of ownership to the Company of four MR product tankers currently under construction in South Korea with certain unaffiliated third parties. The newbuildings are expected to be delivered in the first and second quarters of 2014. The purchase price of the four vessels, in aggregate, is $151.0 million. Approximately 30% of the consideration for the vessels will consist of newly issued common shares of the Company having a valuation based on the fair market value of the shares at the time of issuance. The new common shares will be issued to Ceres, Valero and a group of institutional investors advised by J.P. Morgan Asset Management and the remainder of the purchase price will be paid to the shipyard from cash-on-hand and bank debt. The shares granted have registration rights and we will be issuing a prospectus to facilitate selling them.

The transaction also includes a time charter-out agreement for each of the four vessels for a fixed daily revenue amount at current market levels plus a profit sharing scheme whereby earnings in excess of the base time charter rate will be split between the Company and the charterer, Valero. The first vessel delivered will be time chartered-out for a 24 month period, and the remaining three will each be time chartered-out for 12 month periods.

In October 2013, we exercised options with HSHI for the construction of two VLGCs for $75.0 million each. These vessels are scheduled to be delivered in the first quarter of 2016.

In October 2013, we entered into an agreement with Dorian LPG Ltd. (“Dorian”) whereby we will contribute our entire fleet of 11 VLGCs, together with a cash contribution of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. As of the date of the transaction, we will have paid $83.1 million in installment payments for the 11 VLGC contracts.

As of the date of this report, we have entered into agreements to construct 66 fuel efficient newbuilding product tankers with HMD, SPP, HSHI and DSME, which we refer to as our Newbuilding Program, and 12 of the vessels in our Newbuilding Program have been delivered to us as of the date of this report. We currently have contracts for the construction of 54 vessels, consisting of 12 MR product tankers with HMD for an aggregate purchase price of $402.3 million, 14 ice class 1-A Handymax product tankers with HMD for an aggregate purchase price of $440.5 million, 16 MR product tankers with SPP for an aggregate purchase price of $554.1 million, eight LR2 product tankers with HSHI for an aggregate purchase price of $404.0 million and four LR2 product tankers with DSME for an aggregate purchase price of $200.0 million. 44 of the newbuilding product tankers are scheduled to be delivered within 2014 and the remaining 10 in the first half of 2015. We made $569.8 million of installment payments during the nine months ended September 2013, which includes $139.3 million in aggregate for the delivery installment payments on STI Sapphire, STI Beryl, STI Emerald, STI Le Rocher, STI Larvotto, STI Fontvieille and STI Ville and $49.0 million of installment payments related to the above mentioned VLGC contracts.

Our remaining commitments as of the date of this report under all newbuilding vessel agreements, after taking into consideration the above mentioned transaction with Dorian are as follows*:

Q4 2013	$225.7 million	**
Q1 2014	166.7 million
Q2 2014	334.4 million
Q3 2014	391.8 million
Q4 2014	285.2 million
Q1 2015	119.2 million
Q2 2015	144.2 million

Total	$1,667.2 million	***

*	These are estimates only and are subject to change as construction progresses.
**	As of date of this report, $106.4 million has been paid.
***	Excludes the consideration of newly issued common shares of approximately 30% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries.

Drydock

There were no vessels in drydock during the nine months ended September 30, 2013. We have two vessels scheduled to be drydocked within the next 12 months for an approximate cost of $1.6 million.

As our fleet matures and expands, our drydock expenses will likely increase. Ongoing costs for compliance with environmental regulations and society classification survey costs are a component of our vessel operating costs. We are not currently aware of any regulatory changes or environmental liabilities that we anticipate will have a material impact on our results of operations or financial condition.

Dividends

On April 15, 2013, the board of directors declared a quarterly cash dividend of $0.025 per share, which was paid on June 25, 2013 to all shareholders of record as of June 11, 2013.

On July 29, 2013, the board of directors declared a quarterly cash dividend of $0.035 per share, which was paid on September 25, 2013 to all shareholders of record as of September 10, 2013.

On October 28, 2013, the board of directors declared a quarterly cash dividend of $0.07 per share, payable on December 18, 2013 to all shareholders of record as of December 3, 2013.

Share Buy-Back

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased during the nine months ended September 30, 2013. As of September 30, 2013 and September 30, 2012, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of September 30, 2013, the remaining stock buyback authorization was $12.1 million.

CONTRACTUAL OBLIGATIONS

The following table sets forth our total contractual obligations as of September 30, 2013:

In thousands of U.S. dollars	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Bank loan(1)	$13,963	$24,241	80,337	$55,347
Estimated interest payments(2)	7,633	13,710	8,104	1,902
Interest rate swap derivative contracts(3)	674	311	—	—
Bank loan - commitment fees(4)	13,966	5,945	—	—
Time charter-in commitments(5)	102,685	26,893	—	—
Technical management fees(6)	4,750	4,750	—	—
Commercial management fees(7)	2,163	2,163	—	—
Newbuilding installments(8)	1,224,529	1,040,281	—	—

Total	$1,370,363	$1,118,294	$88,441	$57,249

(1)	Represents principal payments due on our 2011 Credit Facility, STI Spirit Credit Facility and Newbuilding Credit Facility based on our outstanding borrowings as of September 30, 2013. There were no outstanding borrowings under our 2010 Revolving Credit Facility, 2013 Credit Facility and KEXIM Credit Facility as of that date.
(2)	Represents estimated interest payments on our credit facilities:

•	There were no borrowings under the 2010 Revolving Credit Facility, 2013 Credit Facility and KEXIM Credit Facility as of September 30, 2013.

•	For the 2011 Credit Facility, we used the weighted average of the 3-year and 4-year interest swap rates of 1.08% (as published the US Federal Reserve as of September 30, 2013) plus a margin of 3.25% which is the margin on the 2011 Credit Facility. We used the weighted average 3-year and 4-year interest swap rates to reflect the maturity date of this facility of May 3, 2017.

•	For the STI Spirit Credit Facility, we used the weighted average of the 4-year and 5-year interest swap rates of 1.38% (as published by the US Federal Reserve as of September 30, 2013) plus a margin of 2.75%, which is the margin for the STI Spirit Credit Facility. We used the 4-year and 5-year swap rate to reflect the maturity date of this facility of March 17, 2018.

•	For the Newbuilding Credit Facility, we used the weighted average of the 5-year and 7-year interest swap rates of 1.96% (as published by the US Federal Reserve as of September 30, 2013) plus a margin of 2.70%, which is the margin for our Newbuilding Credit Facility. We used the weighted average of the 5-year and 7-year interest swap rates to reflect the maturity date of this facility of June 30, 2019.

(3)	Represents estimated payments due under our interest rate swaps:

•	The three swaps relating to the 2010 Credit Facility with a total notional amount of $51.0 million carry an average fixed interest rate of 1.27% during the time period the swap is outstanding (October 1, 2013 through June 2, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at September 30, 2013 for each of the swaps.

•	The three swaps relating to the 2011 Credit Facility with a total notional amount of $15.0 million carry an average fixed interest rate of 1.30% during the time period the swap is outstanding (October 1, 2013 through June 30, 2015). The payments due were estimated by offsetting the fixed payments against the estimated interest received using the forward swap curve at September 30, 2013 for each of the swaps.

(4)	A commitment fee equal to 40% of the applicable margin is payable on the unused daily portion of our 2010 Revolving Credit Facility, 2011 Credit Facility, 2013 Credit Facility and KEXIM Credit Facility. The STI Spirit Credit Facility and Newbuilding Credit Facility were fully drawn as of September 30, 2013.
(5)	Represents amounts due under our time charter-in arrangements as of September 30, 2013.
(6)	We pay our technical manager, SSM, $685 per day per owned vessel, which are the same fees that SSM charges to third parties.
(7)	We pay our commercial manager, SCM, $250 per vessel per day for LR2 vessels, $300 per vessel per day for LR1 vessels, $325 per vessel per day for MR and Handymax vessels plus 1.50% of gross revenue for vessels that are in one of the Scorpio Group Pools. When the vessels are not in the pools, the pool manager charges fees of $250 per vessel per day for the LR1 and LR2 vessels, $300 per vessel per day for the Handymax and MR vessels plus 1.25% of gross revenue.
(8)	Represents obligations under our agreements with HMD, SPP, HSHI and DSME for the construction of 63 newbuilding vessels as of September 30, 2013, including the nine VLGC newbuilding contracts that were agreed to as of that date.

OFF-BALANCE-SHEET ARRANGEMENTS

As of September 30, 2013, we have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital resources.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged variable-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we will use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our variable-rate debt and are not for speculative or trading purposes. Currently, we have six interest rate swaps which became effective on July 2, 2012 for an aggregate notional amount of $66.0 million. The fair market value of our interest rate swaps was a liability of $1.0 million at September 30, 2013.

In thousands of U.S. dollars	As of September 30, 2013
	2013	2014	2015	Total	Fair Value
2010 Credit Facility(1)
Pay fixed/ receive variable	—	—	$51,000	$51,000	$(745)
Average pay rate	1.27%	1.27%	1.27%

2011 Credit Facility(2)
Pay fixed/ receive variable	—	—	$15,000	$15,000	$(236)
Average pay rate	1.30%	1.30%	1.30%

(1)	The notional amount of the swaps relating to the 2010 Revolving Credit Facility is $51.0 million with an average fixed rate of 1.27% starting on July 2, 2012 and expiring on June 2, 2015.
(2)	The notional amount of the swaps relating to the 2011 Credit Facility was reduced from $24.0 million to $15.0 million in September 2012. These swaps carry an average fixed rate of 1.30% starting on July 2, 2012 and expiring on June 30, 2015.

Based on the floating rate debt at September 30, 2013, a one-percentage point increase in the floating interest rate would increase interest expense by $1.1 million per year. The following table presents the due dates for the principal payments on our fixed and floating rate debt:

	As of September, 2013
In thousands of U.S. dollars	2013	2014 - 2015	2016 - 2017	Thereafter
Principal payments floating rate debt (unhedged)	$3,690	$16,667	$69,826	$74,949
Principal payments fixed rate debt (hedged)	1,182	7,574	—	—

Total principal payments on outstanding debt	$4,872	$24,241	$69,826	$74,949

Spot Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market or participate in pools that are concentrated in the spot market such as the Scorpio Group Pools. We currently do not have any vessels on time charter contracts. Additionally, we have the ability to remove our vessels from the pools on relatively short notice if attractive time charter opportunities arise.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in U.S. Dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the U.S. dollar relative to other currencies will increase the U.S. dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations.

There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future.

Inflation

We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

CRITICAL JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

In the application of the accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

The significant judgments and estimates are as follows:

Revenue recognition

We currently generate all revenue from vessels operating in pools or in the spot market. From time to time we also employ our vessels on time charters. Revenue recognition for time charters and pools is generally not as complex or as subjective as voyage charters (spot voyages). Time charters are for a specific period of time at a specific rate per day. For long-term time charters, revenue is recognized on a straight-line basis over the term of the charter. Pool revenues are determined by the pool managers from the total revenues and expenses of the pool and allocated to pool participants using a mechanism set out in the pool agreement.

We generated revenue from spot voyages during the nine months ended September 30, 2013. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. In the application of this policy, we do not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

Vessel impairment

We evaluate the carrying amounts of our vessels to determine whether there is any indication that those vessels have suffered an impairment loss. If any such indication exists, the recoverable amount of vessels is estimated in order to determine the extent of the impairment loss (if any).

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. The projection of cash flows related to vessels is complex and requires us to make various estimates including future freight rates, earnings from the vessels and discount rates. All of these items have been historically volatile. As part of our process of assessing the fair value less cost to sell of the vessel, we obtain vessel valuations from leading, independent and internationally recognized ship brokers on an annual basis or when there is an indication that an asset or assets may be impaired. If an indication of impairment is identified, the need for recognizing an impairment loss is assessed by comparing the carrying amount of the vessels to the higher of the fair value less cost to sell and the value in use. Likewise, if there is an indication that an impairment loss recognized in prior periods no longer exists or may have decreased, the need for recognizing an impairment reversal is assessed by comparing the carrying amount of the vessels to the latest estimate of recoverable amount.

Vessel lives and residual value

The carrying value of each of our vessels represents its original cost at the time it was delivered or purchased less depreciation and impairment. We depreciate our vessels to their residual value on a straight-line basis over their estimated useful lives. Effective April 1, 2010, we revised the estimated useful life of our vessels from 20 years to 25 years from the date of initial delivery from the shipyard. The estimated useful life of 25 years is management’s best estimate and is also consistent with industry practice for similar vessels. The residual value is estimated as the lightweight tonnage of each vessel multiplied by a forecast scrap value per ton. The scrap value per ton is estimated taking into consideration the historical four year scrap market rate average at the balance sheet date.

An increase in the estimated useful life of a vessel or in its scrap value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or scrap value would have the effect of increasing the annual depreciation charge.

When regulations place significant limitations over the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective. The estimated salvage value of the vessels may not represent the fair market value at any one time since market prices of scrap values tend to fluctuate.

Deferred drydock cost

We recognize drydock costs as a separate component of the vessels’ carrying amounts and amortize the drydock cost on a straight-line basis over the estimated period until the next drydock. We use judgment when estimating the period between drydocks performed, which can result in adjustments to the estimated amortization of the drydock expense. If the vessel is disposed of before the next drydock, the remaining balance of the deferred drydock is written-off and forms part of the gain or loss recognized upon disposal of vessels in the period when contracted. We expect that our vessels will be required to be drydocked approximately every 30 to 60 months for major repairs and maintenance that cannot be performed while the vessels are operating. Costs capitalized as part of the drydock include actual costs incurred at the drydock yard and parts and supplies used in making such repairs. We only include in deferred drydocking costs those direct costs that are incurred as part of the drydocking to meet regulatory requirements, or are expenditures that add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. Direct costs include shipyard costs as well as the costs of placing the vessel in the shipyard. Expenditures for normal maintenance and repairs, whether incurred as part of the drydocking or not, are expensed as incurred.

SCORPIO TANKERS INC. AND SUBSIDIARIES

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Balance Sheets

		As of
In thousands of U.S. dollars	Notes	September 30, 2013	December 31, 2012
Assets
Current assets
Cash and cash equivalents		$447,368	$87,165
Accounts receivable	11	73,961	36,438
Prepaid expenses and other current assets		3,870	956
Inventories		3,498	2,169

Total current assets		528,697	126,728

Non-current assets
Vessels and drydock	2	640,855	395,412
Vessels under construction	2	371,236	50,251
Other assets		14,045	889

Total non-current assets		1,026,136	446,552

Total assets		$1,554,833	$573,280

Current liabilities
Bank loans	9	13,754	7,475
Accounts payable		9,194	11,387
Accrued expenses		3,254	3,057
Derivative financial instruments	10	675	844

Total current liabilities		26,877	22,763

Non-current liabilities
Bank loans	9	157,543	134,984
Derivative financial instruments	10	309	743

Total non-current liabilities		157,852	135,727

Total liabilities		184,729	158,490

Shareholders’ equity
Issued, authorized and fully paid in share capital:
Share capital	7	1,888	650
Additional paid in capital	7	1,462,232	519,493
Treasury shares	7	(7,938)	(7,938)
Hedging reserve	10	(236)	(329)
Accumulated deficit		(85,842)	(97,086)

Total shareholders’ equity		1,370,104	414,790

Total liabilities and shareholders’ equity		$1,554,833	$573,280

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Statements of Profit or Loss

		For the nine months ended September 30,
In thousands of U.S. dollars except per share and share data	Notes	2013	2012
Revenue
Vessel revenue	4	$154,213	$85,278

Operating expenses:
Vessel operating costs		(27,635)	(22,158)
Voyage expenses		(3,782)	(19,950)
Charterhire	6	(79,345)	(29,479)
Depreciation		(16,665)	(10,213)
Loss from sale of vessels		—	(10,404)
General and administrative expenses		(14,571)	(8,404)

Total operating expenses		(141,998)	(100,608)

Operating income / (loss)		12,215	(15,330)

Other (expense) and income, net
Financial expenses		(2,323)	(6,583)
Realized gain on derivative financial instruments		25	286
Unrealized gain on derivative financial instruments	10	483	38
Financial income		950	6
Other expenses, net		(106)	(73)

Total other expense, net		(971)	(6,326)

Net income / (loss)		$11,244	($21,656)

Attributable to:
Equity holders of the parent		$11,244	($21,656)

Earnings / (loss) per share

Basic	8	$0.08	($0.54)
Diluted	8	$0.08	($0.54)
Basic weighted average shares outstanding	8	133,908,453	39,842,806
Diluted weighted average shares outstanding	8	135,047,239	39,842,806

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated

Statements of Comprehensive Income or Loss

		For the nine months ended September 30,
In thousands of U.S. dollars	Notes	2013	2012
Net income / (loss)		$11,244	($21,656)
Other comprehensive income / (loss):
Items that may be reclassified subsequently to profit or loss
Cash flow hedges
Unrealized gain/(loss) on derivative financial instruments	10	93	(1,119)
Reclassification adjustment for derivative financial instruments included in net loss		—	229

Other comprehensive income / (loss)		93	(890)

Total comprehensive income / (loss)		$11,337	($22,546)

Attributable to:
Equity holders of the parent		$11,337	($22,546)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Statements of Changes in Shareholders’ Equity

In thousands of U.S. dollars	Number of	Share	Additional	Treasury	Accumulated	Hedging
except share data	shares outstanding	capital	paid-in capital	shares	deficit	reserve	Total

Balance as of January 1, 2012	38,345,394	$391	$363,210	($5,498)	($70,548)	($701)	$286,854
Net loss for the period	—	—	—	—	(21,656)	—	(21,656)
Other comprehensive loss	—	—	—	—	—	(890)	(890)
Net proceeds from follow on offerings	4,000,000	40	25,823	—	—	—	25,863
Issuance of restricted stock	290,000	3	(3)	—	—	—	—
Amortization of restricted stock	—	—	2,598	—	—	—	2,598
Purchase of treasury shares	(447,322)	—	—	(2,440)	—	—	(2,440)

Balance as of September 30, 2012	42,188,072	$434	$391,628	($7,938)	($92,204)	($1,591)	$290,329

Balance as of January 1, 2013	63,827,846	$650	$519,493	($7,938)	($97,086)	($329)	$414,790
Net income for the period	—	—	—	—	$11,244	—	11,244
Other comprehensive income	—	—	—	—	—	93	93
Net proceeds from follow on offerings	118,828,578	1,188	946,735	—	—	—	947,923
Issuance of restricted stock	5,000,000	50	(50)	—	—	—	—
Amortization of restricted stock	—	—	6,738	—	—	—	6,738
Dividends paid	—		(10,684)	—	—	—	(10,684)

Balance as of September 30, 2013	187,656,424	$1,888	$1,462,232	($7,938)	($85,842)	($236)	$1,370,104

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Scorpio Tankers Inc. and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012

Operating activities
Net income / (loss)	$11,244	($21,656)
Loss from sale of vessels	—	10,404
Depreciation	16,665	10,213
Amortization of restricted stock	6,738	2,598
Amortization of deferred financing fees	538	3,844
Straight-line adjustment for charterhire expense	7	225
Unrealized gain on derivative financial instruments	(483)	(38)

	34,709	5,590

Changes in assets and liabilities:
Drydock payments	(1,448)	(150)
Increase in inventories	(1,328)	(77)
Increase in accounts receivable	(37,523)	(5,575)
(Increase)/decrease in prepaid expenses and other current assets	(2,942)	129
(Increase)/decrease in other assets	(395)	2,442
Increase in accounts payable	1,337	4,413
(Decrease)/increase in accrued expenses	(29)	598

	(42,328)	1,780

Net cash (outflow) / inflow from operating activities	(7,619)	7,370

Investing activities
Acquisition of vessels and payments for vessels under construction	(585,182)	(176,556)
Proceeds from disposal of vessels	—	101,335

Net cash outflow from investing activities	(585,182)	(75,221)

Financing activities
Bank loan repayment	(24,102)	(75,989)
Bank loan drawdown	52,050	124,173
Debt issuance costs	(12,266)	(2,944)
Gross proceeds from issuance of common stock	983,537	27,000
Equity issuance costs	(35,531)	(1,137)
Purchase of treasury shares	—	(2,440)
Dividends paid	(10,684)	—

Net cash inflow from financing activities	953,004	68,663

Increase in cash and cash equivalents	360,203	812
Cash and cash equivalents at January 1,	87,165	36,833

Cash and cash equivalents at September 30,	$447,368	$37,645

Supplemental information:
Interest paid	$4,892	$4,603

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

Notes to the unaudited condensed consolidated financial statements

1.	General information and significant accounting policies

Company

Scorpio Tankers Inc. and its subsidiaries (together “we”, “our” or the “Company”) are engaged in seaborne transportation of refined petroleum products in the international shipping markets. Scorpio Tankers Inc. was incorporated in the Republic of the Marshall Islands on July 1, 2009. On April 6, 2010, we closed on our initial public offering and the stock trades on the New York Stock Exchange under the symbol STNG.

Our owned fleet at September 30, 2013 consisted of 19 tankers (one LR2 tanker, four LR1 tankers, one Handymax tanker, 12 MR tankers, and one post-Panamax tanker), 29 time chartered-in tankers (eight LR2, four LR1, eight MR and nine Handymax tankers), and 54 newbuilding product tankers and nine newbuilding Very Large Gas Carriers (‘VLGCs’) under construction.

Our vessels are commercially managed by Scorpio Commercial Management S.A.M. (“SCM”), which is currently owned by the Lolli-Ghetti family of which, Emanuele Lauro, our Chairman and Chief Executive Officer is a member. SCM’s services include securing employment, in pools, in the spot market and on time charters.

Our vessels are technically managed by Scorpio Ship Management S.A.M. (“SSM”), which is also owned by the Lolli-Ghetti family. SSM facilitates vessel support such as crew, provisions, deck and engine stores, insurance, maintenance and repairs, and other services as necessary to operate the vessels such as drydocks and vetting/inspection under a technical management agreement.

We also have an administrative services agreement with Scorpio Services Holding Ltd. (“SSH”), which is also owned by the Lolli-Ghetti family. The administrative services provided under this agreement primarily include accounting, legal compliance, financial, information technology services, and the provision of administrative staff and office space, which are contracted to SCM. We pay our managers fees for these services and reimburse them for direct or indirect expenses that they incur in providing these services.

Basis of preparation

The unaudited condensed consolidated financial statements have been prepared in accordance with the going concern basis of accounting as management considers that the Company has adequate resources to continue to operate for the foreseeable future.

Basis of accounting

The unaudited condensed consolidated financial statements have been presented in United States dollars (“USD” or “$”), which is the functional currency of Scorpio Tankers Inc. and all of its subsidiaries.

The unaudited condensed consolidated financial statements for the nine months ended September 30, 2013 and September 30, 2012 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Statements, as issued by the International Accounting Standards Board using the same accounting policies as adopted in the preparation of the consolidated financial statements for the year ended December 31, 2012. This unaudited consolidated interim financial report does not include all of the information required for full annual financial statements prepared in accordance with International Financial Reporting Standards.

Adoption of new and amended IFRS and IFRIC interpretations from January 1, 2013

The accounting policies have been consistently applied with those of the annual financial statements for the year ended December 31, 2012 except for the new standards, amendments and interpretations that are mandatorily effective for period beginning from January 1, 2013:

•	IFRS 10 – Consolidated Financial Statements

•	IFRS 11 – Joint arrangements

•	IFRS 12 – Disclosure of interests in other entities

•	Amendment to IAS 27 – Separate financial statements

•	Amendment to IAS 28 – Associates and joint ventures

•	Amendments to IFRS 10, 11, 12 – Transition guidance

•	IFRS 13 – Fair value measurement

•	Amendment to IAS 1 – Presentation of financial statements

•	Amendment to IAS 19 – Employee benefits

•	IFRS 7 – Financial instruments – Disclosures on offsetting

•	Amendment to IAS 32 – Financial instruments: presentation

•	IFRIC 20 – Stripping costs in the production phase of a surface mine

•	Annual improvement 2011

These standards did not have an impact on these unaudited condensed consolidated financial statements.

Standards and Interpretations in issue not yet adopted

At the date of authorization of these unaudited condensed consolidated financial statements, the following Standards and Interpretations which have not been applied in these unaudited condensed consolidated financial statements were in issue but not yet effective:

•	IFRS 9 – Financial Instruments

We do not expect that the adoption of this standard in future periods will have a material impact on our financial statements.

2.	Vessels

Operating vessels and drydock

In thousands of US dollars	Vessels	Drydock	Total
Cost
As of January 1, 2013	$500,696	$10,924	511,620
Additions(1)	256,677	5,432	262,109

As of September 30, 2013	757,373	16,356	773,729

Accumulated depreciation
As of January 1, 2013	(112,575)	(3,634)	(116,209)
Charge for the period	(14,314)	(2,351)	(16,665)

As of September 30, 2013	(126,889)	(5,985)	(132,874)

Net book value

As of September 30, 2013	$630,484	$10,371	$640,855

Net book value

As of December 31, 2012	$388,121	$7,291	$395,412

(1)	Additions in 2013 primarily relate to the deliveries of seven newbuilding vessels and corresponding calculations of notional drydock on these vessels.

Newbuilding vessel deliveries

We took delivery of the following vessels during the nine months ended September 30, 2013 resulting in the reclassification of $261.9 from Vessels under construction to Vessels:

Vessel name	Vessel type	Date delivered
STI Sapphire	MR	January 2013
STI Emerald	MR	March 2013
STI Beryl	MR	April 2013
STI Le Rocher	MR	July 2013
STI Larvotto	MR	July 2013
STI Fontvieille	MR	August 2013
STI Ville	MR	September 2013

Vessels under construction

In January 2013, we reached an agreement with Hyundai Mipo Dockyard Co. Ltd of South Korea (“HMD”) for the construction of two MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in May and June 2014.

In February 2013, we reached an agreement with HMD for the construction of four MR product tankers for $33.0 million each and six Handymax ice class-1A product tankers for $31.3 million each. Two of the MR’s are scheduled to be delivered in the second quarter of 2014 with the third and fourth MR’s scheduled to be delivered in the third and fourth quarters of 2014, respectively. The six Handymax vessels are scheduled to be delivered in the second and third quarters of 2014.

In February 2013, we reached an agreement with SPP Shipbuilding Co. Ltd of South Korea, (“SPP”), for the construction of four MR product tankers for $32.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

In March 2013, we reached an agreement with Hyundai Samho Heavy Industries Co. Ltd., (“HSHI”) for the construction of six LR2 product tankers for $50.5 million each. These vessels are scheduled to be delivered in the third and fourth quarters of 2014.

In March 2013, we reached an agreement with Daewoo Shipbuilding & Marine Engineering Co., Ltd (“DSME”) for the construction of two LR2 product tankers for $49.5 million each. These vessels are expected to be delivered in the fourth quarter of 2014.

In April 2013, we reached an agreement with HMD for the construction of two Handymax ice class-1A vessels for $31.5 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In April 2013, we reached an agreement with an unaffiliated third party for the purchase of four MR product tankers currently under construction at HMD for $36.5 million each. The transaction was completed by novating the existing shipbuilding agreements. These vessels were delivered in the third quarter of 2013.

In May 2013, we reached an agreement with HMD to construct four Handymax ice class-1A product tankers for $31.6 million each. These vessels are scheduled to be delivered in the third quarter of 2014.

In May 2013, we reached an agreement with SPP to construct four MR product tankers for $33.0 million each. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In May 2013, we reached agreements to construct four LR2 product tankers for $50.5 million each, consisting of two at HSHI and two at DSME. These vessels are scheduled to be delivered in the first and second quarters of 2015.

In July and August 2013 we reached agreements to construct nine Very Large Gas Carriers (“VLGCs”) for $75.6 million each with HSHI and DSME with deliveries scheduled in 2015.

In August 2013, we reached an agreement with HMD to construct four product tankers consisting of two MR product tankers for $35.0 million each and two Handymax ice class-1A product tankers for $32.0 million each. The MR tankers are scheduled to be delivered in the second quarter of 2015 and the Handymax ice class-1A tankers are scheduled to be delivered in the fourth quarter of 2014.

In September 2013, we agreed to issue shares in exchange for the transfer of ownership to the Company of four MR product tankers currently under construction in South Korea with certain unaffiliated third parties. The newbuildings are scheduled to be delivered in the first and second quarters of 2014. The purchase price of the four vessels, in aggregate, is $151.0 million. Approximately 30% of the consideration for the vessels will consist of newly issued common shares of the Company having a valuation based on the fair market value of the shares at the time of issuance. The new common shares will be issued to Ceres, Valero and a group of institutional investors advised by J.P. Morgan Asset Management and the remainder of the purchase price will be paid to the shipyard from cash-on-hand and bank debt. The shares granted have registration rights and we will be issuing a prospectus to facilitate selling them.

The transaction also includes a time charter-out agreement for each of the four vessels for a fixed daily revenue amount at current market levels plus a profit sharing scheme whereby earnings in excess of the base time charter rate will be split between the Company and the charterer, Valero. The first vessel delivered will be time chartered-out for a 24 month period, and the remaining three will each be time chartered-out for 12 month periods.

As of September 30, 2013, we had a total of 54 newbuilding product tanker orders with HMD, SPP, HSHI and DSME which include 28 MR, 14 Handymax ice class-1A vessels and 12 LR2 for an aggregate purchase price of $2,000.0 million, of which $316.3 million was paid as of that date. Additionally, we had nine newbuilding VLGC orders with HSHI and DSME for an aggregate purchase price of $680.7 million, of which $49.0 million was paid as of September 30, 2013.

Subsequent to September 30, 2013, we signed additional newbuilding vessel agreements and entered into an agreement with Dorian LPG Ltd. (“Dorian”) whereby we will contribute our entire fleet of VLGCs, together with a cash contribution of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. This transaction is further described in Note 13.

A roll-forward of activity within Vessels under construction is as follows:

In thousands of US dollars
Balance as of December 31, 2012	$50,251

Installment payments and other capitalized expenses	578,350
Capitalized interest	4,532
Transferred to operating vessels and drydock	(261,897)

Balance as of September 30, 2013	$371,236

The following table is a timeline of future expected payments and dates for our vessels under construction as of September 30, 2013*:

Q4 2013	$210.7 million	**
Q1 2014	242.3 million
Q2 2014	356.9 million
Q3 2014	414.7 million
Q4 2014	308.1 million
Q1 2015	134.6 million
Q2 2015	249.2 million
Q3 2015	151.1 million
Q4 2015	197.3 million

Total	$2,264.9 million	***

*	These are estimates only and are subject to change as construction progresses.
**	As of the date of this report, $91.4 million has been paid.
***	Excludes the consideration of newly issued common shares of approximately 30% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries.

Capitalized interest

In accordance with IAS 23 “Borrowing Costs”, applicable interest costs are capitalized during the period that vessels are under construction. As of September 30, 2013, the balance of Vessels under construction included $3.6 million of capitalized interest expense, of which, $3.5 million was capitalized during the nine months ended September 30, 2013. The capitalization rate used to determine the amount of borrowing costs eligible for capitalization was 3.8%. We cease capitalizing interest when the vessels reach the location and condition necessary to operate in the manner intended by management.

Carrying values of vessels

At each balance sheet date, we review the carrying amounts of vessels and related drydock costs to determine if there is any indication that those vessels and related drydock costs have suffered an impairment loss. If such indication exists, the recoverable amount of the vessels and related drydock costs is estimated in order to determine the extent of the impairment loss (if any). Recoverable amount is the higher of fair value less costs to sell and value in use. As part of this evaluation, we consider certain indicators of potential impairment, such as market conditions including forecast time charter rates and values for second hand product tankers, discounted projected vessel operating cash flows and the Company’s overall business plans. As of September 30, 2013, there were no indicators of potential impairment.

3.	Related party transactions

Transactions with entities controlled by the Lolli-Ghetti family (herein referred to as related party affiliates) in the unaudited condensed consolidated statement of profit or loss and balance sheet are as follows:

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012
Pool revenue(1)
Scorpio Panamax Tanker Pool Limited	$27,903	$20,027
Scorpio Handymax Tanker Pool Limited	28,100	24,010
Scorpio LR2 Pool Limited	17,541	4,029
Scorpio MR Tanker Pool Limited	66,630	2,037
Vessel operating costs(2)	(2,515)	(1,681)
Commissions(3)	(169)	(490)
Administrative expenses(4)	(1,413)	(1,396)

(1)	These transactions relate to revenue earned in the Scorpio LR2, Scorpio Panamax, Scorpio MR and Scorpio Handymax Tanker Pools (the Pools), which are owned by Scorpio LR2 Tanker Pool Limited, Scorpio Panamax Tanker Pool Limited, Scorpio MR Pool Limited and Scorpio Handymax Tanker Pool Limited, respectively. The Pools are related party affiliates.
(2)	These transactions represent technical management fees charged by SSM, a related party affiliate, and included in the vessel operating costs in the unaudited condensed consolidated statement of profit or loss. For each vessel, we paid $548 per day for technical management through June 2013, which was lower than that charged to third parties by SSM. Beginning in June 2013, this fee was increased to $685 per day, which is the same rate that SSM charges to third parties.
(3)	These transactions represent the expense due to SCM for commissions related to the commercial management services provided by SCM under the Commercial Management Agreement (see description below). Each vessel pays a commission of 1.25% of their gross revenue when not in the Pools. When our vessels are in the Pools, SCM, the pool manager, charges fees of $300 per vessel per day with respect to our Panamax/LR1 vessels, $250 per vessel with respect to our LR2 vessels, and $325 per vessel per day with respect to each of our Handymax and MR vessels, plus 1.50% commission on gross revenues per charter fixture. These were the same fees that SCM charges other vessels in these pools, including third party owned vessels and are deducted from gross revenue.
(4)	We have an Administrative Services Agreement with Scorpio Services Holding Limited, or SSH, for the provision of administrative staff and office space, and administrative services, including accounting, legal compliance, financial and information technology services. SSH is a related party to us. We reimburse SSH for the reasonable direct or indirect expenses it incurs in providing us with the administrative services described above. SSH also arranges vessel sales and purchases for us. The services provided to us by SSH may be sub-contracted to other entities within the Scorpio Group.

Our Commercial Management Agreement with SCM includes a daily flat fee charged payable to SCM for the vessels that are not in one of the pools managed by SCM. The flat fee is $250 per day for Panamaxes/LR1 and LR2 vessels and $300 per day for Handymax and MR vessels.

•	The expense for the nine months ended September 30, 2013 of $1.4 million included the flat fee of $0.3 million charged by SCM and administrative fees of $1.1 million charged by SSH and were included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of profit or loss.

•	The expense for the nine months ended September 30, 2012 of $1.4 million included the flat fee of $0.5 charged by SCM, and administrative fees of $0.9 million charged by SSH and were both included in voyage expenses and general and administrative expenses in the unaudited condensed consolidated statement of profit or loss.

The Administrative Services Agreement with SSH includes a fee for arranging vessel purchases and sales, on our behalf, equal to 1% of the gross purchase or sale price, payable upon the consummation of any such purchase or sale. These fees are capitalized as part of the carrying value of the related vessel for a vessel purchase and are included as part of the gain or loss on sale for a vessel disposal. During the nine months ended September 30, 2013, we paid SSH an aggregate fee of $2.2 million related to the deliveries of STI Sapphire, STI Emerald, STI Beryl, STI Le Rocher, STI Larvotto and STI Fontvieille. During the nine months ended September 30, 2012, we paid SSH an aggregate fee of $2.4 million, which consisted of $0.5 million on the sales of STI Conqueror, STI Gladiator and STI Matador and $1.9 million on the purchase and delivery of our first five newbuilding vessels.

We had the following balances with related parties, which have been included in the unaudited condensed consolidated balance sheets:

	As of
In thousands of U.S. dollars	September 30, 2013	December 31, 2012
Assets:
Accounts receivable (due from the Pools)	$65,869	$33,271
Liabilities:
Accounts payable (owed to the Pools)	226	59
Accounts payable (SSM)	6	70
Accounts payable (SCM)	155	146

In 2011, we also entered into an agreement to reimburse costs to SSM as part of its supervision agreement for newbuilding vessels. $0.2 million and $0.1 million were charged under this agreement during the nine months ended September 30, 2013 and September 30, 2012, respectively.

Key management remuneration

The table below shows key management remuneration for the nine months ended September 30, 2013 and 2012:

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012
Short-term employee benefits (salaries)	$2,496	$2,124
Share-based compensation(1)	5,363	2,507

Total	$7,859	$4,631

(1)	Represents the amortization of restricted stock issued under our equity incentive plans granted in June 2010, January 2011, January 2012 and April 2013. See note 7.

There are no post-employment benefits.

4.	Vessel revenue

During the nine months ended September 30, 2013 and September 30, 2012, all revenue was generated from vessels operating in pools or in the spot market. No vessels earned revenue through long-term time charter (one year or greater) contracts.

Revenue Sources

	For the nine months ended September 30,
In thousands of U.S. dollars	2013	2012
Pool revenue	140,174	50,103
Voyage revenue (spot market)	14,039	35,175

	$154,213	$85,278

Seasonality

The tanker market is typically stronger in the winter months of the northern hemisphere as a result of increased oil consumption but weaker in the summer months of the northern hemisphere as a result of lower oil consumption and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling. The oil price volatility resulting from these factors has historically led to increased oil trading activities in the winter months. As a result revenue generated by our vessels have historically been weaker during April – September and stronger during October – March.

5.	Segment reporting

Information about our reportable segments for the nine months ended September 30, 2013 and 2012 is as a follows:

For the nine months ended September 30, 2013

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total

Vessel revenue	$32,311	$28,115	$17,543	$76,244	$154,213	—	$154,213
Vessel operating costs	(10,421)	(1,927)	(2,264)	(13,023)	(27,635)	—	(27,635)
Voyage expenses	(2,884)	(11)	—	(887)	(3,782)	—	(3,782)
Charterhire	(9,914)	(21,710)	(17,397)	(30,324)	(79,345)	—	(79,345)
Depreciation	(5,538)	(969)	(1,313)	(8,845)	(16,665)	—	(16,665)
General and administrative expenses	(394)	(95)	(106)	(683)	(1,278)	(13,293)	(14,571)
Financial expenses	—	—	(644)	—	(644)	(1,679)	(2,323)
Realized gain on derivative financial instruments	25	—	—	—	25	—	25
Unrealized gain on derivative financial instruments	182	—	—	—	182	301	483
Financial income	—	—	—	—	—	950	950
Other expenses, net	—	—	(8)	—	(8)	(98)	(106)

Segment profit or loss	$3,367	$3,403	($4,189)	$22,482	$25,063	($13,819)	$11,244

For the nine months ended September 30, 2012

In thousands of U.S. dollars	Panamax/LR1	Handymax	LR2	MR	Reportable segments subtotal	Corporate and eliminations	Total
Vessel revenue	$20,797	$28,136	$4,054	$32,291	$85,278	—	$85,278
Vessel operating costs	(10,667)	(4,426)	(2,373)	(4,692)	(22,158)	—	(22,158)
Voyage expenses	(525)	(2,748)	(25)	(16,652)	(19,950)	—	(19,950)
Charterhire	(269)	(17,491)	(1,286)	(10,433)	(29,479)	—	(29,479)
Depreciation	(5,539)	(1,390)	(1,133)	(2,151)	(10,213)	—	(10,213)
Loss from sale of vessels	—	(4,525)	—	(5,879)	(10,404)	—	(10,404)
General and administrative expenses	(359)	(166)	(72)	(228)	(825)	(7,579)	(8,404)
Financial expenses	—	—	(852)	—	(852)	(5,731)	(6,583)
Realized gain on derivative financial instruments	286	—	—	—	286	—	286
Unrealized gain on derivative financial instruments	38	—	—	—	38	—	38
Financial income	—	—	—	2	2	4	6
Other expense, net	—	—	(8)	(38)	(46)	(27)	(73)

Segment profit or loss	$3,762	($2,610)	($1,695)	($7,780)	($8,323)	($13,333)	($21,656)

6.	Charterhire

The following table depicts our time chartered-in vessel commitments during the nine months ended September 30, 2013.

	Name	Year built	Type	Delivery(1)	Charter Expiration	Rate ($/ day)
Active as of September 30, 2013
1	Freja Polaris	2004	Handymax	April-13	April-14	12,700	(2)
2	Kraslava	2007	Handymax	January-11	May-14	12,800	(3)
3	Krisjanis Valdemars	2007	Handymax	February-11	April-14	12,800	(4)
4	Jinan	2003	Handymax	April-13	April-15	12,600
5	Iver Progress	2007	Handymax	September-13	March-15	12,500	(5)
6	Iver Prosperity	2007	Handymax	October-14	October-14	12,500	(6)
7	Histria Azure	2007	Handymax	April-12	April-14	12,600	(7)
8	Histria Coral	2006	Handymax	July-11	July-14	12,800	(8)
9	Histria Perla	2005	Handymax	July-11	July-14	12,800	(8)
10	STX Ace 6	2007	MR	May-12	May-14	14,150	(9)
11	Targale	2007	MR	May-12	May-14	14,500	(10)
12	Ugale	2007	MR	January-13	January-14	14,000	(11)
13	Gan Triumph	2010	MR	May-13	May-14	14,150
14	Nave Orion	2013	MR	March-13	March-15	14,300	(12)
15	Freja Lupus	2012	MR	April-12	April-14	14,760	(13)
16	Gan-Trust	2013	MR	January-13	January-16	16,250	(14)
17	Usma	2007	MR	January-13	January-14	13,500	(15)
18	SN Federica	2003	LR1	February-13	May-15	11,250	(16)
19	King Douglas	2008	LR1	August-13	August-14	14,000	(17)
20	Hellespont Promise	2007	LR1	December-12	December-13	12,500	(18)
21	FPMC P Eagle	2009	LR1	September-12	September-15	12,800	(19)
22	FPMC P Hero	2011	LR2	April-13	May 2014	15,000	(20)
23	FPMC P Ideal	2012	LR2	January-13	January-14	15,000	(21)
24	Densa Alligator	2013	LR2	September-13	September-14	16,500	(22)
25	Khawr Aladid	2006	LR2	July-13	July-15	15,400
26	Fair Seas	2008	LR2	January-13	January-14	16,250	(23)
27	Pink Stars	2010	LR2	April-13	April-14	16,125
28	Four Sky	2010	LR2	September-13	September-14	16,250
29	Orange Stars	2011	LR2	April-13	April-14	16,125

Time Charters That Expired In 2013
1	Endeavour	2004	MR	July-12	February-13	11,525
2	Pacific Duchess	2009	MR	March-12	March-13	13,800
3	Valle Bianca	2007	MR	August-12	March-13	12,000

(1)	Represents delivery date or estimated delivery date.
(2)	We have an option to extend the charter for an additional year at $14,000 per day.

(3)	We have an option to extend the charter for an additional year at $13,650 per day.
(4)	We have an option to extend the charter for an additional year at $13,650 per day. The agreement also contains a 50% profit and loss sharing provision whereby we split all of the vessel’s profits and losses above or below the daily base rate with the vessel’s owner.
(5)	We have an option to extend the charter for an additional year at $13,500 per day.
(6)	We have an option to extend the charter for an additional year at $13,250 per day.
(7)	We have an option to extend the term of the charter for an additional year at $13,550 per day.
(8)	We have options to extend each charter for an additional year at $13,550 per day.
(9)	We have an option to extend the charter for an additional year at $15,150 per day.
(10)	We have options to extend the charter for up to three consecutive one year periods at $14,850 per day, $15,200 per day and $16,200 per day, respectively.
(11)	We have an option to extend the charter for an additional year at $15,000 per day.
(12)	We have an option to extend the charter for an additional year at $15,700 per day.
(13)	We have an option to extend the charter for an additional year at $16,000 per day.
(14)	The daily base rate represents the average rate for the three year duration of the agreement. The rate for the first year is $15,750 per day, the rate for the second year is $16,250 per day, and the rate for the third year is $16,750 per day. We have options to extend the charter for up to two consecutive one year periods at $17,500 per day and $18,000 per day, respectively.
(15)	In October 2013, we declared an option to extend the charter for an additional year at $14,500 per day effective January 2014.
(16)	We have an option to extend the charter for an additional year at $12,500 per day. We have also entered into an agreement with the vessel owner whereby we split all of the vessel’s profits above the daily base rate.
(17)	We have an option to extend the charter for an additional year at $15,000 per day.
(18)	We have an option to extend the charter for an additional six months at $14,250 per day.
(19)	We entered into a new charter agreement for an additional two years at $14,525 per day beginning in October 2013.
(20)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(21)	We have options to extend the charter for two consecutive six month periods at $15,250 per day, and $15,500 per day respectively.
(22)	We have an option to extend the charter for one year at $17,550 per day.
(23)	We have options to extend the charter for two consecutive six month periods at $16,500 per day and $16,750 per day, respectively.

The undiscounted remaining future minimum lease payments under these arrangements as of September 30, 2013 are $129.6 million. The obligations under these agreements will be repaid as follows:

	As of September 30,
In thousands of U.S. dollars	2013	2012
Less than 1 year	$102,685	$51,642
1 - 5 years	26,893	23,172
5+ years	—	—

	$129,578	$74,814

The total expense recognized under charterhire agreements during the nine months ended September 30, 2013 and 2012 was $79.3 million and $29.5 million, respectively.

7.	Common shares

In February 2013, we closed on the sale of 30,672,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $7.50 per share. We received net proceeds of $222.1 million, after deducting placement agent discounts and offering expenses of $7.9 million.

In March 2013, we closed on the sale of 29,012,000 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.10 per share. We received net proceeds of $226.8 million, after deducting placement agent discounts and offering expenses of $8.2 million.

In May 2013, we closed on the sale of 36,144,578 newly issued shares of common stock in a registered direct placement of common shares at an offering price of $8.30 per share. We received net proceeds of $289.2 million, after deducting placement agent discounts and offering expenses of $10.8 million.

In August 2013, we closed on the sale of 20,000,000 newly issued shares of common stock in an underwritten offering of common shares at an offering price of $9.50 per share. In addition, the underwriters also fully exercised their over-allotment option to purchase 3,000,000 additional common shares at the offering price. We received aggregate net proceeds of $209.8 million after deducting underwriters’ discounts and offering expenses of $8.7 million.

February 2013 Shelf Registration Statement

On February 22, 2013, we filed a Form F-3 with the Securities and Exchange Commission, with an effective date of February 25, 2013, which can be used to issue common shares, preferred shares, debt securities, warrants, purchase contracts, and units. If a debt security is issued, all of our subsidiaries may guarantee the securities issued by the parent company. Each subsidiary is 100% owned and each guarantee of the registered security will be full, unconditional, and joint and several with all other subsidiary guarantees.

Dividend Payments

On April 15, 2013, the board of directors declared a quarterly cash dividend of $0.025 per share, which was paid on June 25, 2013 to all shareholders of record as of June 11, 2013.

On July 29, 2013, the board of directors declared a quarterly cash dividend of $0.035 per share, which was paid on September 25, 2013 to all shareholders of record as of September 10, 2013.

2013 Equity Incentive Plan

In April 2013, we adopted an equity incentive plan, which we refer to as the 2013 Equity Incentive Plan, under which directors, officers, employees, consultants and service providers of us and our subsidiaries and affiliates are eligible to receive incentive stock options and non-qualified stock options, stock appreciation rights, restricted stock, restricted stock units and unrestricted common stock. We reserved a total of 5,000,000 common shares for issuance under the plan.

Under the terms of the plan, stock options and stock appreciation rights granted under the plan will have an exercise price equal to the fair market value of a common share on the date of grant, unless otherwise determined by the plan administrator, but in no event will the exercise price be less than the fair market value of a common share on the date of grant. Options and stock appreciation rights will be exercisable at times and under conditions as determined by the plan administrator, but in no event will they be exercisable later than ten years from the date of grant.

The plan administrator may grant shares of restricted stock and awards of restricted stock units subject to vesting, forfeiture and other terms and conditions as determined by the plan administrator. Following the vesting of a restricted stock unit, the award recipient will be paid an amount equal to the number of vested restricted stock units multiplied by the fair market value of a common share on the date of vesting, which payment may be paid in the form of cash or common shares or a combination of both, as determined by the plan administrator. The plan administrator may grant dividend equivalents with respect to grants of restricted stock units.

Adjustments may be made to outstanding awards in the event of a corporate transaction or change in capitalization or other extraordinary event. In the event of a “change in control” (as defined in the plan), unless otherwise provided by the plan administrator in an award agreement, awards then outstanding will become fully vested and exercisable in full.

Our board of directors may amend or terminate the plan and may amend outstanding awards, provided that no such amendment or termination may be made that would materially impair any rights, or materially increase any obligations, of a grantee under an outstanding award. Shareholder approval of plan amendments will be required under certain circumstances. Unless terminated earlier by our board of directors, the plan will expire ten years from the date the plan is adopted.

In the second quarter of 2013, we issued 4,610,000 shares of restricted stock to our employees and 390,000 shares to our directors for no cash consideration. The weighted average share price on the issuance dates was $8.69 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on March 10, 2016, (ii) one-third of the shares vest on March 10, 2017, and (iii) one-third of the shares vest on March 10, 2018. The vesting schedule of the restricted stock to our directors is (i) one-third of the shares vest on March 10, 2014, (ii) one-third of the shares vest on March 10, 2015, and (iii) one-third of the shares vest on March 10, 2016. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

As of September 30, 2013, there were 5,653,972 unvested shares of restricted stock outstanding. Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
September 30, 2013 through December 31, 2013	$3,252	$604	$3,856
For the year ending December 31, 2014	11,722	1,282	13,004
For the year ending December 31, 2015	11,057	518	11,575
For the year ending December 31, 2016	7,153	77	7,230
For the year ending December 31, 2017	3,415	—	3,415
For the year ending December 31, 2018	521	—	521

	$37,120	$2,481	$39,601

The Company amended the 2013 Equity Incentive Plan in October 2013 as further described in Note 13.

Stock buyback plan

On July 9, 2010, the board of directors authorized a share buyback program of $20.0 million. We repurchase these shares in the open market at the times and prices that we consider to be appropriate. No shares were repurchased the nine months ended September 30, 2013. As of September 30, 2013 and December 31, 2012, 1,170,987 shares have been purchased under the plan at an average price of $6.7793 per share including commissions. As of September 30, 2013, the remaining stock buyback authorization was $12.1 million.

8.	Earnings / loss per share

The calculation of both basic and diluted earnings/loss per share is based on net income/loss attributable to equity holders of the parent and weighted average outstanding shares of:

	For the nine months ended September 30,
	2013	2012
Net income / (loss) attributable to equity holders of the parent*	$11,244	$(21,656)
Basic weighted average number of shares	133,908,453	39,842,806
Effect of dilutive potential basic shares:
Restricted stock	1,138,786	—

Diluted weighted average number of shares	135,047,239	39,842,806

*	In thousands of US dollars

The dilutive effect of 1,138,786 shares of restricted stock for the nine months ended September 30, 2013 is related to 5,653,972 unvested restricted shares. During the nine months ended September 30, 2012, we incurred a loss, and as a result, the inclusion of potentially dilutive shares in the diluted loss per share calculation would have an antidilutive effect on the loss per share for the period. Therefore, all restricted shares (1,036,792 for the nine months ended September 30, 2012) have been excluded from the diluted loss per share calculation for this period.

9.	Bank loans

The following is a breakdown of the current and non-current portion of our bank loans outstanding at September 30, 2013 and December 31, 2012.

	As of
In thousands of US dollars	September 30, 2013	December 31, 2012
Current portion(1)	$13,754	$7,475
Non-current portion(1)	157,543	134,984

	$171,297	$142,459

(1)	The current and non-current portions at September 30, 2013 were net of unamortized deferred financing fees of $0.2 million and $2.4 million, respectively. The current and non-current portions at December 31, 2012 were net of unamortized deferred financing fees of $0.1 million and $3.3 million, respectively.

2010 Revolving Credit Facility

In June 2013, we repaid $17.2 million into the 2010 Revolving Credit Facility. As of September 30, 2013, there was no outstanding balance, and there was $75.5 million available to draw when needed. As of December 31, 2012, the outstanding balance was $17.2 million. We were in compliance with the financial covenants relating to this facility at September 30, 2013.

2011 Credit facility

In January 2013, we drew down $17.0 million from the 2011 Credit Facility to partially finance the delivery STI Sapphire.

In March 2013, we drew down $17.4 million from the 2011 Credit Facility to partially finance the delivery of STI Emerald.

In April 2013, we drew down $17.7 million from the 2011 Credit Facility to partially finance the delivery of STI Beryl.

As of September 30, 2013, there was $62.9 million available for borrowing under this facility, which can be used to finance up to 50% of future vessel acquisitions. The outstanding balance at September 30, 2013 and December 31, 2012 was $65.2 million and $15.5 million, respectively, and we were in compliance with the financial covenants relating to this facility as of September 30, 2013.

STI Spirit Credit Facility

The credit facility with DVB Bank SE requires that the charter-free market value of STI Spirit shall be no less than 140% of the then outstanding loan balance. In order to stay in compliance with this covenant, we made a prepayment of $1.3 million in December 2012 which is being applied to the subsequent four quarterly payments. Furthermore, in June 2013, we posted additional cash collateral of $2.8 million into an escrow account to maintain compliance with this covenant. The amount held in escrow will be re-evaluated at the next measurement date, December 31, 2013.

The outstanding balance at September 30, 2013 and December 31, 2012 was $23.4 million, and we were in compliance with the financial covenants relating to this facility as of September 30, 2013.

Newbuilding Credit Facility

During the nine months ended September 30, 2013, we made scheduled principal payments of $4.5 million into our Newbuilding Credit Facility with Credit Agricole Corporate and Investment Bank and Skandinaviska Enskilda Banken AB. The outstanding balance at September 30, 2013 and December 31, 2012 was $85.3 million and $89.8 million, respectively. We were in compliance with the financial covenants relating to this facility as of September 30, 2013.

2013 Credit Facility

On July 2, 2013, we entered into a senior secured revolving credit facility and term loan facility with Nordea Bank Finland plc and the other lenders named therein of up to $525.0 million to finance the acquisition of the Firm Vessels (defined below), the Option Vessels (defined below) and certain other vessels and for general corporate purposes, including working capital. This credit facility is secured by, among other things, a first-priority cross-collateralized mortgage on certain vessels for which we have entered into newbuilding contracts, or the Firm Vessels, and certain vessels for which we may exercise construction options, or the Option Vessels, and together with the Firm Vessels, the Collateral Vessels. Our subsidiaries that own the Collateral Vessels act as joint and several guarantors under our 2013 Credit Facility. We refer to this credit facility as our 2013 Credit Facility.

Our 2013 Credit Facility consists of a $260.0 million delayed draw term loan facility to finance the acquisition of the Firm Vessels and a $265.0 million revolving credit facility to finance the acquisition of the Option Vessels and certain other vessels built on January 1, 2012 or later, and for general corporate purposes, including working capital.

Drawdowns of the term loan may occur in connection with the delivery of a Firm Vessel in an amount equal to the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value. Drawdowns of the revolving credit facility may occur in connection with the delivery of an Option Vessel and are also capped at the lesser of 60% of (i) the contract price for such vessel or (ii) such vessel’s fair market value, with such amount, once drawn, available on a revolving basis. Drawdowns under the term loan are available until the earlier of the delivery of each Firm Vessel and January 31, 2015 and drawdowns under the revolving loan are available until July 31, 2015 and bear interest at LIBOR plus an applicable margin of 3.50%.

The term loan is repayable and the revolving loans reduced, in each case, in an amount equal to 1/60th of such loan on a consecutive quarterly basis until final maturity on the sixth anniversary of the facility. In addition to restrictions imposed upon the owners of the Collateral Vessels (such as, limitations on liens and limitations on the incurrence of additional indebtedness), our 2013 Credit Facility includes financial covenants that require us to maintain:

•	minimum liquidity of not less than the greater of $25 million or 5% of total indebtedness;

•	a consolidated tangible net worth no less than (i) $150 million plus 25% of cumulative positive net income (on a consolidated basis) for each fiscal quarter beginning on July 1, 2010 and (ii) 50% of the value of any new equity issues from July 1, 2010 going forward;

•	a ratio of net debt to total capitalization no greater than 0.60 to 1.00;

•	a ratio of EBITDA to net interest expense greater than 2.00 to 1.00 through September 30, 2013 and 2.50 to 1.00 thereafter; and

•	the aggregate fair market value of the Collateral Vessels shall at all times be no less than 140% of the then aggregate outstanding principal amount of loans under the credit facility.

KEXIM Financing

In September 2013, we received loan commitments from a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) and from the Export-Import Bank of Korea (“KEXIM”) for a total loan facility of up to $429.6 million (the “KEXIM Financing”). This facility includes commitments from KEXIM of up to $300.6 million (the“KEXIM Tranche”) and a group of financial institutions led by DNB Bank ASA and Skandinaviska Enskilda Banken AB (publ) of up to $129.0 million (the “Commercial Tranche”).

The KEXIM Financing will be used to finance up to 60% of the contract price of 18 newbuilding product tankers upon delivery. The Commercial Tranche matures in 2020 and the KEXIM Tranche matures in 2026 assuming the Commercial Tranche is refinanced through that date. The covenants are similar to those in the Company’s existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The KEXIM Financing is subject to executed documentation and is expected to close within the fourth quarter of 2013.

In addition to KEXIM’s commitment of up to $300.6 million, KEXIM has also provided an optional guarantee for a five year amortizing note of $125.3 million (the “KEXIM Guaranteed Note”) that may be issued by the Company at the Company’s discretion in 2014; the proceeds of which will be used to reduce the $300.6 million KEXIM Tranche. Our ability to draw down on the facility is subject to usual and customary conditions precedent, including the negotiation and execution of final documentation.

10.	Derivative financial instruments

Interest rate swaps

The following table summarizes the fair value of our derivative financial instruments as of September 30, 2013 and 2012, which are included in the unaudited condensed consolidated balance sheet:

	As of
In thousands of U.S. dollars	September 30, 2013	December 31, 2012
Assets
Prepaid expenses and other current assets (profit and loss agreements)	$—	$26

Liabilities
Derivative financial instrument (profit and loss agreements - current)	(2)	(211)
Derivative financial instrument (interest rate swap - current)	(673)	(633)

Total current liabilities	(675)	(844)

Derivative financial instrument (interest rate swap - non-current)	(309)	(743)

Total liabilities	$(984)	$(1,587)

The following has been recorded as realized and unrealized gains or losses on our derivative financial instruments:

	Fair value adjustments
	Statement of profit or loss
In thousands of U.S. dollars	Realized gain/ (loss)		Unrealized gain/ (loss)	Recognized in equity
Profit and loss agreements	25		182	$—
Interest rate swap	—		301	93

Total nine months ended September 30, 2013	$25		$483	$93

Profit and loss agreements	286		38	—
Interest rate swap	(229	)(1)	—	(890)

Total nine months ended September 30, 2012	$57		$38	$(890)

(1)	The realized loss on our interest rate swap was recorded as a component of the loss from sale of vessels on the unaudited condensed consolidated statement of profit or loss.

11.	Accounts receivable

Accounts receivable primarily represent amounts due from customers, including amounts owed to us from the Pools (see Note 3). The increase from December 31, 2012 primarily relates to an increase in revenue which is driven by an increase in the average number of owned and time chartered-in Handymax, MR, LR1 and LR2 vessels during the nine months ended September 30, 2013. As such, amounts due from the Pools and from other customers increased at September 30, 2013.

12.	Replacement of Auditor

In April 2013, the Board, upon recommendation from our audit committee, appointed PricewaterhouseCoopers as our independent auditor for the fiscal year ending December 31, 2013, replacing Deloitte LLP.

13.	Subsequent events

VLGC Newbuildings

In October 2013, we reached an agreement with HSHI for the construction of two VLGCs for $75.0 million each. These vessels are scheduled to be delivered in the first quarter of 2016. Subsequent to this transaction, our VLGC newbuilding orderbook totaled 11 vessels with HSHI and DSME.

Investment in Dorian LPG Ltd.

In October 2013, we entered into an agreement with Dorian LPG Ltd. (“Dorian”) whereby we will contribute our entire fleet of VLGCs, together with a cash contribution of $1.9 million in exchange for newly issued shares representing 30% of Dorian’s pro-forma outstanding shares immediately following the transaction. As of the date of the transaction, we will have paid $83.1 million in installment payments for the 11 VLGC contracts.

As part of the transaction, we will obtain certain protection rights customary for significant shareholders, which will terminate upon Dorian’s initial public offering and listing on a national securities exchange, which is expected to take place within 2014. The transaction, which is subject to the execution of definitive agreements and satisfaction of customary closing conditions, is expected to close within the fourth quarter of 2013.

In November 2013, we agreed to purchase 24,121,621 new shares of Dorian’s common stock as part of a private placement of shares for total consideration of $75.0 million. Following this transaction, we will own shares representing an aggregate of 30% of Dorian’s pro-forma outstanding shares immediately following this and the above mentioned transaction.

Newbuilding commitments

Our commitments as of the date of this report under all newbuilding vessel agreements, after taking into consideration the above mentioned transaction is as follows*:

Q4 2013	$225.7 million	**
Q1 2014	166.7 million
Q2 2014	334.4 million
Q3 2014	391.8 million
Q4 2014	285.2 million
Q1 2015	119.2 million
Q2 2015	144.2 million

Total	$1,667.2 million	***

*	These are estimates only and are subject to change as construction progresses.
**	As of date of this report, $106.4 million has been paid.
***	Excludes the consideration of newly issued common shares of approximately 30% of the purchase price for four MRs currently under construction with first and second quarter 2014 deliveries.

KSURE Credit Facility

In October 2013, we received an Acceptance of Insurance Agreement from Korea Trade Insurance Corporation (“KSURE”) covering 95% of an up to $358.3 million KSURE tranche as part of a credit facility of up to $458.3 million (the “KSURE Financing”) that is in the process of being finalized with a group of financial institutions. The KSURE Financing will also include a commercial tranche (the “Commercial Tranche”) of up to $100.0 million.

The KSURE Financing will be used to finance up to 60% of the contract price of up to 21 newbuilding product tankers upon delivery. The covenants are similar to those in the Company’s existing credit facilities, and other terms and conditions of the loan are in accordance with OECD Guidelines. The facility is subject to credit approval from participating financial institutions as well as executed documentation, and is expected to close by January 2014.

Dividend declaration

On October 28, 2013, the board of directors declared a quarterly cash dividend of $0.07 per share, payable on December 18, 2013 to all shareholders of record as of December 3, 2013.

Time charter-in update

On October 2013, we declared an option to extend the charter on a 2007 MR product tanker that we are currently time chartering-in. The agreement is for one year at $14,500 per day effective January 2014.

2013 Equity Incentive Plan

In October 2013, we amended the 2013 Equity Incentive Plan to increase the number of common shares eligible for issuance to 11,376,044. All other terms of the plan remained unchanged.

In October 2013, we issued 3,749,998 shares of restricted stock to our employees and 250,000 shares to our directors for no cash consideration. The weighted average share price on the issuance date was $9.85 per share. The vesting schedule of the restricted stock to our employees is (i) one-third of the shares vest on October 11, 2016, (ii) one-third of the shares vest on October 11, 2017, and (iii) one-third of the shares vest on October 11, 2018. The vesting schedule of the restricted stock to our directors is (i) one-half of the shares vest on October 11, 2014 and (ii) one-half of the shares vest on October 11, 2015. Compensation expense is recognized ratably over the vesting periods for each tranche using the straight-line method.

Assuming that all the restricted stock will vest, the stock compensation expense in future periods, including that related to restricted stock issued in prior periods will be:

In thousands of U.S. dollars	Employees	Directors	Total
September 30, 2013 through December 31, 2013	$5,391	$1,014	$6,405
For the year ending December 31, 2014	21,360	2,856	24,216
For the year ending December 31, 2015	20,694	997	21,691
For the year ending December 31, 2016	15,907	77	15,984
For the year ending December 31, 2017	8,269	—	8,269
For the year ending December 31, 2018	2,436	—	2,436

	$74,057	$4,944	$79,001

SCORPIO TANKERS INC.